Exhibit 99.1

Unaudited Interim Report
for the six-month period ended 30 June 2024

The following is a review of our financial condition and results of operations as of 30 June 2024 and for the six-month periods ended 30 June 2024 and 2023, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.
This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev SA/NV for the six-month period ended 30 June 2024, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (
“SEC”
). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.
Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2023 filed with the SEC on 11 March 2024 (“
2023 Annual Report
”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2023 Annual Report for further information on our presentation of financial information.
We have prepared our interim unaudited condensed consolidated financial statements as of 30 June 2024 and for the six-month period ended 30 June 2024 and 2023 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“
IFRS
”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 30 June 2024 and for the six-month period ended 30 June 2024 and 2023. The reported numbers as of 30 June 2024 and for the six-month period ended 30 June 2024 and 2023 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the six-month period ended 30 June 2024 and 2023 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.
Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser
®
, Corona
®
, Stella Artois
®
and Michelob ULTRA
®
; multi-country brands Beck’s
®
, Hoegaarden
®
and Leffe
®
; and local champions such as Aguila
®
, Antarctica
®
, Bud Light
®
, Brahma
®
, Cass
®
, Castle
®
, Castle Lite
®
, Cristal
®
, Harbin
®
, Jupiler
®
, Modelo Especial
®
, Quilmes
®
, Victoria
®
, Sedrin
®
and Skol
®
. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 155,000 employees based in nearly 50 countries worldwide. For 2023, AB InBev’s reported revenue was USD 59.4 billion (excluding joint ventures and associates).
Capitalized terms used herein and not defined have the meanings given to them in the 2023 Annual Report.

2

Forward-Looking Statements
There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential,” “we aim,” “our goal,” “our vision,” “we intend” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2023 Annual Report for further discussion of risks and uncertainties that could impact our business.
These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•
global, regional and local economic weakness and uncertainty, including the risks of an economic downturn, recession and/or inflationary pressures in one or more of our key markets, and the impact they may have on us, our customers and our suppliers and our assessment of that impact;

•
continued geopolitical instability (including as a result of the ongoing conflict between Russia and Ukraine and in the Middle East, including the conflict in the Red Sea), which may have a substantial impact on the economies of one or more of our key markets and may result in, among other things, disruptions to global supply chains, increases in commodity and energy prices with follow-on inflationary impacts, and economic and political sanctions;

•
financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation, including inability to achieve our optimal net debt level;

•	changes in government policies and currency controls;

•
continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•
the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia, the Bank of Mexico and other central banks;

•
changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses or increase our prices to offset increased costs;

•	failure to meet our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

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•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending and behavior;

•	changes in pricing environments;

•	volatility in the availability or prices of raw materials, commodities and energy;

•	damage to our reputation or the image and reputation of our brands;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•	climate change and other environmental concerns;

•
the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters, including widespread health emergencies, cyberattacks and military conflict and political instability;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological disruptions, threats to cybersecurity and the risk of loss or misuse of personal data;

•	other statements included in this document that are not historical; and

•	our success in managing the risks involved in the foregoing.
Many of these risks and uncertainties are, and will be, exacerbated by the ongoing conflict between Russia and Ukraine and in the Middle East, including the conflict in the Red Sea, and any worsening of the global business and economic environment as a result. Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.
We caution that the forward-looking statements in this document are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2023 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

4

Results of Operations for the Six-Month Period Ended 30 June 2024 Compared to Six-Month Period Ended 30 June 2023
The table below presents our condensed consolidated results of operations for the six-month periods ended 30 June 2024 and 2023.

	Six-month period ended 30 June 2024	Six-month period ended 30 June 2023	Change
	(USD million, except volumes)		(%) (1)
Volumes (thousand hectoliters)	285,837	288,131	(0.8)
Revenue	29,880	29,333	1.9
Cost of sales	(13,419)	(13,536)	0.9
Gross profit	16,461	15,796	4.2
Selling, General and Administrative expenses	(9,248)	(9,051)	(2.2)
Other operating income/(expenses)	334	327	2.0
Exceptional items	(119)	(107)	(11.1)
Profit of the period	3,236	2,655	21.9
Profit from operations	7,428	6,965	6.6
Normalized EBITDA (2)	10,288	9,668	6.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)
Normalized EBITDA is a non-IFRS measure. For a discussion of how we use Normalized EBITDA and its limitations, and a table showing the calculation of our Normalized EBITDA, for the periods shown, see “—Normalized EBITDA” below.

Volumes
Our reported volumes include both beer and Beyond beer and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe and Middle Americas. Volumes sold by the Global Export and Holding Companies businesses are shown separately.
The table below summarizes the volume evolution by business segment.

	Six-month period ended 30 June 2024	Six-month period ended 30 June 2023	Change
	(thousand hectoliters)		(%)(1)
North America	43,992	47,395	(7.2)
Middle Americas	74,072	72,164	2.6
South America	76,315	76,023	0.4
EMEA	44,882	42,842	4.8
Asia Pacific	46,444	49,589	(6.3)
Global Export and Holding Companies	132	117	12.5

Total	285,837	288,131	(0.8)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
Our consolidated volumes for the six-month period ended 30 June 2024 decreased by 2.3 million hectoliters, or 0.8%, to 285.8 million hectoliters compared to our consolidated volumes for the six-month period ended 30 June 2023, as growth in our Middle Americas, EMEA and South America regions in the first half of 2024 was offset by performance in Asia Pacific and North America.
The results for the six-month period ended 30 June 2024 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2023 and 2024 (collectively, the
“2023 and 2024 acquisitions and disposals”
). The 2023 and 2024 acquisitions and disposals include acquisitions and disposals which were individually not significant and had no significant impact on our volumes for the six-month period ended 30 June 2024 compared to the six-month period ended 30 June 2023. Excluding volume changes attributable to the 2023 and 2024 acquisitions and disposals, our own beer volumes decreased 1.3% in the six-month period ended 30 June 2024 compared to the six-month period ended 30 June 2023. On the same basis, in the six-month period ended 30 June 2024, our non-beer volumes increased 3.5% compared to the same period in 2023.

5

North America
In the six-month period ended 30 June 2024, our volumes in North America decreased by 3.4 million hectoliters, or 7.2%, compared to the six-month period ended 30 June 2023. Excluding volume changes attributable to the disposal of a portfolio of eight beer and beverage brands and associated assets to Tilray Brands, Inc. in the year ended 31 December 2023, our total volumes decreased by 6.6% in the six-month period ended 30 June 2024, compared to the same period last year.
In the United States, our sales-to-wholesalers (“STWs”) declined by 6.5% and our sales-to-retailers (“STRs”) declined by 8.6%. The beer and Beyond Beer industry remained resilient in the first half of 2024, gaining share of total alcohol by value in the off-premise, according to Circana, although the alcohol category was negatively impacted by the phasing of key holidays and adverse weather in the second quarter of 2024. Our beer market share was estimated to decline in the first half of 2024, with trends improving sequentially, driven by Michelob Ultra and Busch Light, which were two of the top three volume share gainers in the industry in the second quarter of 2024 according to Circana. In Beyond Beer, our spirits-based ready-to-drink portfolio delivered volume growth in the mid-twenties, outperforming the industry according to Circana.
In Canada, our volumes declined by high-single digits, impacted by a soft industry.
Middle Americas
In the six-month period ended 30 June 2024, our volumes in Middle Americas increased by 1.9 million hectoliters, or 2.6%, compared to the six-month period ended 30 June 2023.
In Mexico, our volumes grew by mid-single digits, outperforming the industry according to our estimates. Our core portfolio continued to outperform in the first half of 2024, delivering mid-single digit volume growth. We continued to progress our digital initiatives, with BEES Marketplace growing GMV by 14% versus the first half of 2023 and our digital DTC platform, TaDa Delivery, generating nearly 2 million orders, an 8% increase versus the first half of 2023.
In Colombia, our volumes grew by mid-single digits. Our premium and super premium brands led our performance in the first half of 2024, delivering mid-twenties volume growth and driving record high second quarter volumes. Our mainstream beer portfolio delivered low-single digit volume growth with a strong performance from Aguila.
In Peru, our volumes declined by mid-single digits, outperforming a soft industry according to our estimates, which was negatively impacted by adverse weather and Easter shipment phasing.
In Ecuador, our volumes grew by mid-single digits.
South America
In the six-month period ended 30 June 2024, our volumes in South America increased by 0.3 million hectoliters, or 0.4%, compared to the six-month period ended 30 June 2023, with our beer volumes decreasing 0.8% and soft drinks volumes increasing 3.4%.
In Brazil, our total volumes grew by 4.2% with beer volumes up by 3.2% and non-beer volumes up by 7.1%. Our premium and super premium brands continued to outperform the industry according to our estimates, delivering low-teens volume growth led by Corona and Spaten, and driving record high second quarter total volumes. Our core beer portfolio continued to grow, delivering a low-single digit volume increase. Non-beer performance was led by our low- and no-sugar portfolio, which grew volumes in the low-twenties. We continued to progress our digital initiatives, with BEES Marketplace growing GMV by 23% versus the first half of 2023, and our digital DTC platform, Zé Delivery, generating over 32 million orders in the first half of 2024, a 12% increase versus the first half of 2023.
In Argentina, total volumes declined by low-twenties, as overall consumer demand was impacted by inflationary pressures.
EMEA
In EMEA, our volumes, including subcontracted volumes, for the six-month period ended 30 June 2024 increased by 2.0 million hectoliters, or 4.8%, with our own beer volumes increasing by 4.3%, compared to the six-month period ended 30 June 2023.
In Europe, our volumes grew by low-single digits, outperforming the industry according to our estimates. We continued to premiumize our portfolio in Europe. Our megabrands continued to drive our growth, led by Corona, which grew volume by mid-teens, and Stella Artois, which successfully activated the Perfect Serve campaign at the Roland Garros and Wimbledon tennis tournaments.
In South Africa, volumes grew by mid-single digits, outperforming the industry in both beer and Beyond Beer according to our estimates. The momentum of our business continued, with our portfolio delivering record high volumes and gaining share of both beer and total alcohol, according to our estimates. Our performance in the first half of 2024 was led by our above core beer brands, which grew volumes by mid-teens driven by Corona and Stella Artois, and the continued volume growth of our core portfolio.

6

In Africa excluding South Africa, beer volumes grew by high-teens in Nigeria, cycling a soft industry in the first half of 2023. In our other markets in Africa, we grew volumes in aggregate by low-single digits in the first half of 2024, driven primarily by Tanzania, Zambia and Uganda.
Asia Pacific
For the six-month period ended 30 June 2024, our volumes decreased by 3.1 million hectoliters, or 6.3%, compared to the six-month period ended 30 June 2023.
In China, our volumes decreased by 8.5%, impacted by a combination of a soft industry, which cycled channel reopening in the first half of 2023, and adverse weather in key regions of our footprint. We continued to invest behind our commercial strategy, focused on premiumization, channel and geographic expansion, and digital transformation, even in the context of a soft start to the year for the industry. The roll out and adoption of the BEES platform continued, with BEES now present in 300 cities, enabling us to optimize our route to consumer and strengthen our customer relationships.
In South Korea, volumes grew by low-single digits, outperforming the industry according to our estimates, with performance led by our megabrands Cass, HANMAC and Stella Artois.
Global Export and Holding Companies
For the six-month period ended 30 June 2024, Global Export and Holding Companies volumes increased by 12.5% compared to the same period last year.
Revenue
The following table reflects changes in revenue across our business segments for the six-month period ended 30 June 2024 as compared to our revenue for the six-month period ended 30 June 2023:

	Six-month period ended 30 June 2024	Six-month period ended 30 June 2023	Change
	(USD million)		(%)(1)
North America	7,457	7,926	(5.9)
Middle Americas	8,574	7,573	13.2
South America	6,018	5,849	2.9
EMEA	4,228	4,070	3.9
Asia Pacific	3,383	3,679	(8.0)
Global Export and Holding Companies	221	236	(6.4)

Total	29,880	29,333	1.9

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
Our consolidated revenue was USD 29,880 million for the six-month period ended 30 June 2024. This represented an increase of USD 547 million, or 1.9%, compared to our consolidated revenue for the six-month period ended 30 June 2023 of USD 29,333 million.
The results for the six-month period ended 30 June 2024 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond a maximum of 2% per month (the “
Hyperinflationary Price Cap
”)
1
), as well as the performance of our business after the completion of certain acquisitions and disposals we undertook in 2023 and 2024 and (ii) currency translation effects.

•
The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, as well as the 2023 and 2024 acquisitions and disposals had a positive impact of USD 1,732 million on our consolidated revenue for the six-month period ended 30 June 2024 compared to the six-month period ended 30 June 2023.

•
Our consolidated revenue for the six-month period ended 30 June 2024 also reflects a negative currency translation impact of USD 1,970 million mainly arising from currency translation effects in South America.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2023 and 2024 acquisitions and disposals and currency translation, our revenue increased 2.7% and by 3.5% on a per hectoliter basis in the six-month period ended 30 June 2024 compared to the same period in 2023. Despite the decrease in volumes discussed above, the increase in our consolidated revenue was driven by the increase in our revenue on a per hectoliter basis, as a result of revenue management initiatives. Through our focus on brand, pack and liquid innovations, the percentage of consumers purchasing our portfolio of brands increased in approximately 40% of our markets, according to our estimates. Participation increases were led by improvements with all consumer groups in the US.

1	Cumulative inflation over 100% (2% per month compounded) over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary.

7

The growth in our revenue per hectoliter in the six-month period ended 30 June 2024 was most significant in, EMEA, South America and Middle America.

•	In EMEA, the growth in the revenue per hectoliter was mainly driven by pricing actions and continued premiumization in South Africa.

•	In South America, the growth in the revenue per hectoliter was mainly driven by revenue management initiatives in Brazil.

•	In Middle America, the growth in the revenue per hectoliter was mainly driven by revenue management initiatives in Mexico.
Approximately 70% of our revenues in the first half of 2024 were captured through B2B digital channels. As of 30 June 2024, BEES is live in 27 markets and in the first half of 2024, BEES had an average of 3.7 million monthly active users and captured approximately USD 23 billion in GMV, growth of 17% and 22% versus the first half of 2023 respectively. BEES Marketplace generated 16 million orders and captured USD 1 billion in GMV from sales of third-party products in the first half of 2024, growth of 34% and 54% versus the same period last year respectively.
Our omnichannel DTC ecosystem of digital and physical products generated revenue of approximately USD 750 million in the first half of 2024. Our DTC megabrands, Zé Delivery, TaDa Delivery and PerfectDraft, are available in 21 markets, generated 36.8 million ecommerce orders and delivered approximately USD 270 million in revenue in the first half of 2024, representing low-teens growth versus the same period last year.
Cost of Sales
The following table reflects changes in cost of sales across our business segments for the six-month period ended 30 June 2024 as compared to the six-month period ended 30 June 2023:

	Six-month period ended 30 June 2024	Six-month period ended 30 June 2023	Change
	(USD million)		(%)(1)
North America	(3,150)	(3,420)	7.9
Middle Americas	(3,179)	(2,926)	(8.6)
South America	(3,013)	(2,949)	(2.2)
EMEA	(2,215)	(2,210)	(0.2)
Asia Pacific	(1,583)	(1,750)	9.5
Global Export and Holding Companies	(279)	(281)	0.6

Total	(13,419)	(13,536)	0.9

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
Our consolidated cost of sales was USD 13,419 million for the six-month period ended 30 June 2024. This represented a decrease of USD 117 million, or 0.9% compared to our consolidated cost of sales for the six-month period ended 30 June 2023. The results for the six-month period ended 30 June 2024 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of certain acquisitions and disposals we undertook in 2023 and 2024 and (ii) currency translation effects.

•
The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, as well as the 2023 and 2024 acquisitions and disposals had a negative impact of USD 1,019 million on our consolidated cost of sales for the six-month period ended 30 June 2024 compared to the six-month period ended 30 June 2023.

•
Our consolidated cost of sales for the six-month period ended 30 June 2024 also reflects a positive currency translation impact of USD 1,148 million mainly arising from currency translation effects in South America, EMEA and Asia Pacific.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2023 and 2024 acquisitions and disposals and currency translation, our cost of sales increased by USD 11 million or 0.1%. Our consolidated cost of sales for the six-month period ended 30 June 2024 was negatively impacted by inflation, which was partially offset by price and performance initiatives. On the same basis, our consolidated cost of sales per hectoliter increased by 0.9%. The increase in cost of sales per hectoliter was most significant in EMEA and South America, with Argentina in a high inflationary environment.

8

Operating Expenses
The discussion below relates to our operating expenses, which equal the sum of our distribution, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the six-month period ended 30 June 2024 as compared to the six-month period ended 30 June 2023. Our operating expenses do not include exceptional charges, which are reported separately.
Our operating expenses for the six-month period ended 30 June 2024 were USD 8,914 million, representing an increase of USD 190 million, compared to our operating expenses for the same period in 2023.

	Six-month period ended 30 June 2024	Six-month period ended 30 June 2023	Change
	(USD million)		(%)(1)
Selling, General and Administrative Expenses	(9,248)	(9,051)	(2.2)
Other Operating Income/(Expenses)	334	327	2.0

Total Operating Expenses	(8,914)	(8,724)	(2.2)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
Selling, General and Administrative Expenses
The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our
“selling, general and administrative expenses”
) across our business segments for the six-month period ended 30 June 2024 as compared to the six-month period ended 30 June 2023:

	Six-month period ended 30 June 2024	Six-month period ended 30 June 2023	Change
	(USD million)		(%)(1)
North America	(2,186)	(2,354)	7.1
Middle Americas	(2,065)	(1,863)	(10.9)
South America	(1,917)	(1,804)	(6.3)
EMEA	(1,305)	(1,307)	0.1
Asia Pacific	(994)	(1,033)	3.7
Global Export and Holding Companies	(781)	(692)	(12.9)

Total	(9,248)	(9,051)	(2.2)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
Our consolidated selling, general and administrative expenses were USD 9,248 million for the six-month period ended 30 June 2024. This represented an increase of USD 197 million, or 2.2%, as compared to the six-month period ended 30 June 2023. The results for the six-month period ended 30 June 2024 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of certain acquisitions and disposals we undertook in 2023 and 2024 and (ii) currency translation effects.

•
The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, as well as the 2023 and 2024 acquisitions and disposals had a negative impact of USD 672 million on our consolidated selling, general and administrative expenses for the six-month period ended 30 June 2024 compared to the six-month period ended 30 June 2023.

•
Our consolidated selling, general and administrative expenses for the six-month period ended 30 June 2024 also reflects a positive currency translation impact of USD 646 million mainly arising from currency translation effects in South America, EMEA and Asia.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2023 and 2024 acquisitions and disposals and currency translation, our consolidated selling, general and administrative expenses increased by 1.9%, primarily due to increased sales and marketing investments.

9

Other operating income/(expense)
The following table reflects changes in other operating income and expenses across our business segments for the six-month period ended 30 June 2024 as compared to the six-month period ended 30 June 2023:

	Six-month period ended 30 June 2024	Six-month period ended 30 June 2023	Change
	(USD million)		(%)(1)
North America	(8)	18	—
Middle Americas	23	8	189.1
South America	215	171	25.7
EMEA	79	83	(4.8)
Asia Pacific	56	53	6.2
Global Export and Holding Companies	(31)	(6)	(458.9)

Total	334	327	2.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
The net positive effect of our consolidated other operating income and expenses for the six-month period ended 30 June 2024 was USD 334 million. This represented an increase of USD 7 million, as compared to the six-month period ended 30 June 2023. The results for the six-month period ended 30 June 2024 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of certain acquisitions and disposals we undertook in 2023 and 2024 and (ii) currency translation effects.

•
The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, as well as the 2023 and 2024 acquisitions and disposals did not have a significant impact on our net consolidated other operating income and expenses for the six-month period ended 30 June 2024 compared to the six-month period ended 30 June 2023.

•	Our net consolidated other operating income and expenses for the six-month period ended 30 June 2024 had no significant currency translation impact.
Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2023 and 2024 acquisitions and disposals and currency translation, our net consolidated other operating income and expenses decreased by 2.7%.
Exceptional Items
Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature.
For the six-month period ended 30 June 2024, exceptional items included in profit from operations consisted of restructuring charges and business and asset disposal (including impairment losses). Exceptional items were as follows for six-month period ended 30 June 2024 and 2023:

	Six-month period ended 30 June 2024	Six-month period ended 30 June 2023
	(USD million)
Restructuring	(59)	(50)
Business and asset disposal (including impairment losses)	(60)	(38)
Legal costs	—	(19)

Total	(119)	(107)

Restructuring
Exceptional restructuring charges amounted to a net cost of USD 59 million for the six-month period ended 30 June 2024 as compared to a net cost of USD 50 million for the six-month period ended 30 June 2023. These charges primarily relate to organizational alignments as a result of operational improvements across our supply chain and our commercial and support functions. These alignments aim to eliminate overlapping organizations or duplicated and manual processes, taking into account the right match of employee profiles with the new organizational requirements.

10

Business and assets disposals (including impairment losses)
Business and assets disposals (including impairment losses) amounted to a net cost of USD 60 million for the six-month period ended 30 June 2024, mainly comprising impairment of intangible assets and other non-core assets held for sale in the period. Business and assets disposals (including impairment losses) amounted to a net cost of USD 38 million for the six-month period ended 30 June 2023 mainly comprising impairment of intangible assets and other non-core assets sold in the period.
Legal costs
The company recorded exceptional legal costs of USD 19 million for six-month period ended 30 June 2023 related to the successful outcome of series of lawsuits regarding Ambev warrants.
Profit from Operations
The following table reflects changes in profit from operations across our business segments for the six-month period ended 30 June 2024 as compared to the six-month period ended 30 June 2023:

	Six-month period ended 30 June 2024	Six-month period ended 30 June 2023	Change
	(USD million)		(%)(1)
North America	2,097	2,131	(1.6)
Middle Americas	3,339	2,781	20.1
South America	1,301	1,241	4.9
EMEA	774	618	25.4
Asia Pacific	846	944	(10.4)
Global Export and Holding Companies	(929)	(749)	(24.0)

Total	7,428	6,965	6.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
Our profit from operations amounted to USD 7,428 million for the six-month period ended 30 June 2024. This represented an increase of USD 463 million, as compared to our profit from operations for the six-month period ended 30 June 2023. The results for the six-month period ended 30 June 2024 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of certain acquisitions and disposals we undertook in 2023 and 2024, (ii) currency translation effects and (iii) the effects of certain exceptional items as described above.

•
The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, as well as the 2023 and 2024 acquisitions and disposals positively impacted our consolidated profit from operations by USD 51 million for the six-month period ended 30 June 2024 compared to the six-month period ended 30 June 2023.

•	Our consolidated profit from operations for the six-month period ended 30 June 2024 also reflects a negative currency translation impact of USD 170 million.

•
Our profit from operations for the six-month period ended 30 June 2024 was negatively impacted by USD 119 million of certain exceptional items, as compared to a negative impact of USD 107 million for the six-month period ended 30 June 2023. See “Exceptional Items” above for a description of exceptional items that impacted our profit from operations for the six-month period ended 30 June 2024 and 2023.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2023 and 2024 acquisitions and disposals and currency translation, our profit from operations increased by 8.4%. This increase was most significant in EMEA, South America and Middle Americas, mainly due to revenue growth that was partially offset by higher selling, general and administrative expenses due primarily to increased sales and marketing investments.

11

Net Finance Income/(Expense)
Our net finance income/(expense) items were as follows for the six-month period ended 30 June 2024 and 30 June 2023:

	Six-month period ended 30 June 2024	Six-month period ended 30 June 2023	Change
	(USD million)		(%)(1)
Net interest expense	(1,460)	(1,630)	10.4
Net interest on net defined benefit liabilities	(45)	(42)	(6.3)
Accretion expense	(382)	(385)	0.7
Net interest income on Brazilian tax credits	61	78	(21.8)
Other financial results	(530)	(540)	1.8

Net finance expense before exceptional finance results	(2,357)	(2,520)	6.5
Mark-to-market	(507)	(703)	27.9
Gain/(loss) on bond redemption and other	(23)	—	—

Exceptional net finance income/(expense)	(530)	(703)	24.6

Net finance income/(expense)	(2,887)	(3,223)	10.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
Our net finance expense for the six-month period ended 30 June 2024 was USD 2,887 million, as compared to a net finance expense of USD 3,223 million for the six-month period ended 30 June 2023, representing an expense reduction of USD 336 million.
The net finance expense before exceptional financial results decreased from USD 2,520 million for the six-month period ended 30 June 2023 to USD 2,357 million for the six-month period ended 30 June 2024.
Exceptional net finance income/(expense) includes a negative mark-to-market adjustment of USD 507 million on derivative instruments related to the hedging of our share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB, compared to a negative mark-to-market adjustment of USD 703 million for the six-month period ended 30 June 2023.
Other exceptional net finance expense for the six-month period ended 30 June 2024 includes a loss of USD 66 million resulting from the impairment of financial investments and a gain of USD 43 million related to the completion of tender offers of notes issued by the company and certain of its subsidiaries.
The number of shares covered by the derivative instruments, together with the opening and closing share prices, are shown below:

	Six-month period ended 30 June 2024	Six-month period ended 30 June 2023
Share price at the start of the six-month period (in euro)	58.42	56.27
Share price at the end of the six-month period (in euro)	54.12	51.83
Number of derivative equity instruments at the end of the period (in millions)	100.5	100.5
Share of Results of Associates
Our share of results of associates for the six-month period ended 30 June 2024 was USD 137 million as compared to USD 105 million for the six-month period ended 30 June 2023.
Exceptional Share of Results of Associates
Our exceptional share of results of associates for the six-month period ended 30 June 2024 includes USD 104 million income from our associate Anadolu Efes’ adoption of IAS 29 hyperinflation accounting on their 2023 results.

12

Income Tax Expense
Our total income tax expense for the six-month period ended 30 June 2024 was USD 1,546 million, with an effective tax rate of 34.1%, as compared to an income tax expense of USD 1,192 million and an effective tax rate of 31.9% for the six-month period ended 30 June 2023. The effective tax rate for the six-month period ended 30 June 2024 and 30 June 2023 was negatively impacted by the non-deductible losses from derivatives related to the hedging of our share-based payment programs and hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB.
The effective tax rate for the six-month period ended 30 June 2024 includes a USD 133 million exceptional tax expense, reflecting mainly the net impact of USD 240 million (South African rand 4.5 billion) relating to the resolution of the South African tax matters disclosed in our 2023 Annual Report. See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings—The South African Breweries (Pty.) Ltd.” of our 2023 Annual Report for additional information.
Profit of the Period
Profit of the period for the six-month period ended 30 June 2024 was USD 3,236 million compared to USD 2,655 million for the same period in 2023. The increase in profit of the period for the six-month period ended 30 June 2024 was primarily due to the increase in revenue and the decrease in exceptional items included in net finance expense (as described below under “—Profit Attributable to Our Equity Holders”).

	Six-month period ended 30 June 2024	Six-month period ended 30 June 2023
	(USD million)
Profit attributable to non-controlling interests	672	678
Profit attributable to equity holders of AB InBev	2,564	1,977

Profit of the period	3,236	2,655
Profit Attributable to Non-Controlling Interests
Profit attributable to non-controlling interests was USD 672 million for the six-month period ended 30 June 2024, a decrease of USD 6 million from USD 678 million for the six-month period ended 30 June 2023.

13

Profit Attributable to Our Equity Holders
Profit attributable to our equity holders for the six-month period ended 30 June 2024 was USD 2,564 million compared to USD 1,977 million for the same period in 2023. Basic earnings per share of USD 1.28 for the six-month period ended 30 June 2024 is based on 2,005 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during this period, where weighted average number of ordinary and restricted shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares canceled, repurchased or issued during the period, including deferred share instruments and stock lending, multiplied by a time-weighting factor.
Underlying profit, attributable to equity holders of AB InBev for the six-month period ended 30 June 2024 was USD 3,320 million. Items excluded from Underlying profit, attributable to equity holders of AB InBev are the after-tax exceptional items discussed above under “—Exceptional Items, “—Net Finance Income/(Expense)” and “—Exceptional Share of Results of Associates”, exceptional taxes and the impact of hyperinflation accounting.
Underlying EPS for the six-month period ended 30 June 2024 was USD 1.66. Underlying EPS is basic earnings per share excluding the after-tax exceptional items discussed above under “—Exceptional Items, “—Net Finance Income/(Expense)” and “—Exceptional Share of Results of Associates”, exceptional taxes and the impact of hyperinflation accounting.
The increase in profit attributable to our equity holders for the six-month period ended 30 June 2024 was primarily due to the increase in revenue and the decrease in the exceptional items included in net finance expense in the six-month period ended 30 June 2024 compared to the same period in 2023.

	Six-month period ended 30 June 2024	Six-month period ended 30 June 2023
	(USD million)
Profit attributable to equity holders of AB InBev	2,564	1,977
Exceptional items, before taxes	119	107
Exceptional net finance expense, before taxes	530	703
Exceptional share of results of associates	(104)	—
Exceptional taxes	133	(51)
Exceptional non-controlling interest	(3)	(9)
Hyperinflation impacts	81	35

Underlying profit, attributable to equity holders of AB InBev (1)	3,320	2,762
Note:

(1)
Underlying profit, attributable to equity holders of AB InBev is a non-IFRS measure. See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2023 Compared to Year Ended 31 December 2022—Profit Attributable to Our Equity Holders” of our 2023 Annual Report for additional information on our definition and use of Underlying profit attributable to equity holders of AB InBev.

	Six-month period ended 30 June 2024	Six-month period ended 30 June 2023
	(USD per share)
Basic earnings per share	1.28	0.98
Exceptional items, before taxes	0.06	0.05
Exceptional net finance expense, before taxes	0.26	0.35
Exceptional share of results of associates	(0.05)	—
Exceptional taxes	0.07	(0.03)
Hyperinflation accounting impacts in EPS	0.04	0.02

Underlying EPS (1)	1.66	1.37
Note:

(1)
Underlying EPS is a non-IFRS measure. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2023 Compared to the Year Ended 31 December 2022—Profit Attributable to Our Equity Holders” of our 2023 Annual Report for additional information on our definition and use of Underlying EPS.

The calculation of earnings per share is based on 2,005 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the six-month period ended 30 June 2024 (30 June 2023: 2,016 million shares).

14

Normalized EBITDA
The following table reflects changes in our Normalized EBITDA, for the six-month period ended 30 June 2024 as compared to the six-month period ended 30 June 2023:

	Six-month period ended 30 June 2024	Six-month period ended 30 June 2023	Change
	(USD million)		(%)(1)
Profit attributable to equity holders of AB InBev	2,564	1,977	29.7
Profit attributable to non-controlling interests	672	678	(0.9)

Profit of the period	3,236	2,655	21.9
Net finance expense	2,887	3,223	10.4
Income tax expense	1,546	1,192	(29.7)
Share of result of associates	(137)	(105)	29.9
Exceptional share of results of associates	(104)	—	—

Profit from operations	7,428	6,965	6.6
Exceptional items	119	107	(11.1)
Profit from operations, before exceptional items (2)	7,547	7,072	6.7

Depreciation, amortization and impairment	2,741	2,596	(5.6)

Normalized EBITDA (3)	10,288	9,668	6.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)
Profit from operations, before exceptional items is a non-IFRS measure. See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2023 Compared to Year Ended 31 December 2022—Normalized EBITDA” of our 2023 Annual Report for additional information on our definition and use of Profit from operations, before exceptional items.

(3)
Normalized EBITDA is a non-IFRS measure. See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2023 Compared to Year Ended 31 December 2022—Normalized EBITDA” of our 2023 Annual Report for additional information on our definition and use of Normalized EBITDA.

Our Normalized EBITDA amounted to USD 10,288 million for the six-month period ended 30 June 2024. This represented an increase of USD 620 million, or 6.4%, as compared to our Normalized EBITDA for the six-month period ended 30 June 2023. The results for the six-month period ended 30 June 2024 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of the acquisitions and disposals we undertook in 2023 and 2024 and (ii) currency translation effects. Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, as well as the 2023 and 2024 acquisitions and disposals and currency translation, our Normalized EBITDA increased by 7.8%, driven by production cost efficiencies and disciplined overhead management.

15

Impact of Changes in Foreign Exchange Rates
Foreign exchange rates have a significant impact on our consolidated financial statements. The following table sets forth the percentage of our revenue realized by currency for the six-month period ended 30 June 2024 and 2023:

	Six-month period ended
	30 June 2024	30 June 2023
U.S. dollar	25.5%	27.3%
Brazilian real	15.5%	14.5%
Mexican peso	13.7%	12.3%
Chinese yuan	8.2%	9.6%
Euro	5.7%	5.5%
Colombian peso	4.8%	3.6%
South African rand	3.9%	3.6%
Peruvian nuevo sol	3.0%	3.2%
Canadian dollar	3.1%	3.1%
Argentine peso (1)	2.7%	3.4%
Dominican peso	2.1%	2.1%
Pound sterling	2.0%	1.9%
South Korean won	2.0%	1.9%
Other	7.8%	7.9%
Note:

(1)	Hyperinflation accounting was adopted starting from the September year-to-date 2018 results.
Liquidity and Capital Resources
The following table sets forth our consolidated cash flows for the six-month period ended 30 June 2024 and 2023:

	Six-month period ended 30 June 2024	Six-month period ended 30 June 2023
	(USD million)
Cash flow from operating activities	2,568	1,597
Cash flow from/(used in) investing activities (1)	(1,732)	(2,089)
Cash flow from/(used in) financing activities (1)	(3,313)	(2,795)

Net increase/(decrease) in cash and cash equivalents	(2,476)	(3,287)
Note:

(1)
The financial information for the six-month period ended 30 June 2023 has been amended to conform to the basis of presentation for the six-month period ended 30 June 2024 to reflect the change in classification of certain investing and financing activities.

16

Cash flow from operating activities
The following table sets forth our cash flow from operating activities for the six-month period ended 30 June 2024 and 30 June 2023:

	Six-month period ended 30 June 2024	Six-month period ended 30 June 2023
	(USD million)
Profit	3,236	2,655
Interest, taxes and non-cash items included in profit	7,588	7,512

Cash flow from operating activities before changes in working capital and provisions	10,824	10,167
Change in working capital	(4,170)	(4,615)
Pension contributions and use of provisions	(251)	(192)
Interest and taxes (paid)/received	(3,958)	(3,806)
Dividends received	123	43

Cash flow from/(used in) operating activities	2,568	1,597
Cash flow from operating activities was USD 2,568 million for the six-month period ended 30 June 2024 compared to USD 1,597 million for six-month period ended 30 June 2023. The increase was primarily driven by increase in profit and changes in working capital for the first six months of 2024 compared to the same period last year as 2023.
Changes in working capital in the first half of 2024 and 2023 reflect higher working capital levels at the end of June than at year-end as a result of seasonality.
Cash flow from investing activities
The following table sets forth our cash flow from investing activities for the six-month period ended 30 June 2024 and 2023:

	Six-month period ended 30 June 2024	Six-month period ended 30 June 2023
	(USD million)
Net capital expenditure (1)	(1,684)	(2,063)
Sale/(acquisition) of subsidiaries, net of cash disposed/ acquired of	(19)	(8)
Proceeds from sale/(acquisition) of other assets (2)	(29)	(18)

Cash flow from / (used in) investing activities	(1,732)	(2,089)
Note:

(1)	Net capital expenditure consists of acquisitions of plant, property and equipment and of intangible assets, minus proceeds from sale.
(2)
The financial information for the six-month period ended 30 June 2023 has been amended to conform to the basis of presentation for the six-month period ended 30 June 2024 to reflect the change in classification of certain investing and financing activities.

Cash flow from investing activities was a net cash outflow of USD 1,732 million for the six-month period ended 30 June 2024 compared to a net cash outflow of USD 2,089 million for the six-month period ended 30 June 2023. The decrease in the cash outflow from investing activities was mainly due to lower net capital expenditures in 2024 compared to 2023.
Our net capital expenditures were USD 1,684 million for the six-month period ended 30 June 2024 and USD 2,063 million for the six-month period ended 30 June 2023. Out of the total half-year 2024 capital expenditures approximately 42% was used to improve our production facilities, 40% was used for logistics and commercial investments and 18% was used for the purchase of hardware and software and improving administrative capabilities.

17

Cash flow from financing activities
The following table sets forth our cash flow from financing activities for the six-month period ended 30 June 2024 and 2023:

	Six-month period ended 30 June 2024	Six-month period ended 30 June 2023 (1)
	(USD million)
Net (payments on)/proceeds from borrowings	1,124	155
Dividends paid	(2,142)	(1,923)
Payments of lease liabilities	(406)	(359)
Other (including purchase of non-controlling interests)	(465)	(305)

Cash flow from / (used in) financing activities	(3,313)	(2,795)
Note:

(1)
The financial information for the six-month period ended 30 June 2023 has been amended to conform to the basis of presentation for the six-month period ended 30 June 2024 to reflect the change in classification of certain investing and financing activities.

Cash outflow from financing activities was USD 3,313 million for the six-month period ended 30 June 2024, compared to a cash outflow of USD 2,795 million for the six-month period ended 30 June 2023. The increase is primarily driven by the completion of our USD 1 billion share buyback program, the execution of an additional USD 0.2 billion direct share buyback from Altria and the acquisition of additional non-controlling interests in Cervecería Nacional Dominicana S.A. for a net consideration of USD 0.3 billion.
As of 30 June 2024, we had total liquidity of USD 17.7 billion, which consisted of USD 10.1 billion available under committed long-term credit facilities and USD 7.6 billion of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund the company’s operations.
Adjusted Free Cash Flow
The following table reflects changes in our adjusted free cash flow, for the six-month period ended 30 June 2024 as compared to the six-month period ended 30 June 2023:

	Six-month period ended 30 June 2024	Six-month period ended 30 June 2023	Change
	(USD million)		(%) (1)
Cash flow from operating activities	2,568	1,597	60.8
Net capital expenditure (2)	(1,684)	(2,063)	(18.4)

Adjusted free cash flow (3)	884	(466)	—

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)
Net capital expenditure consists of acquisitions of property, plant and equipment and of intangible assets, minus proceeds from sale; please see “—Cash Flow used in Investing Activities” above for further details regarding our net capital expenditures.

(3)
Adjusted free cash flow is a non-IFRS measure. See “Item 5. Operating and Financial Review and Results of Operations—Liquidity and Capital Resources—Adjusted Free Cash Flow” of our 2023 Annual Report for additional information on our definition and use of adjusted free cash flow.

Our adjusted free cash flow amounted to USD 884 million for the six-month period ended 30 June 2024. This represented an increase of USD 1,350 million, as compared to our adjusted free cash flow for the six-month period ended 30 June 2023. Please see “—Cash Flow from Operating Activities” and “—Cash Flow used in Investing Activities” above for more information regarding items which impacted our adjusted free cash flow in the six-month periods ended 30 June 2024 and 30 June 2023.

18

Capital Resources and Equity
Our net debt
2
was USD 70.4 billion as of 30 June 2024 as compared to USD 67.6 billion as of 31 December 2023. See note 17 to our unaudited condensed consolidated interim financial statements as of 30 June 2024 and for the six-month period ended 30 June 2024 and 2023 for a table showing the calculation of our net debt as of 30 June 2024. Apart from operating results net of capital expenditures, the net debt was mainly impacted by payments of interest and taxes (USD 3.7 billion increase of net debt), dividend payments to shareholders of AB InBev and Ambev (USD 2.1 billion increase of net debt) and foreign exchange impact on net debt (USD 0.3 billion decrease of net debt).
99% of our bond portfolio holds a fixed-interest rate, 43% is denominated in currencies other than USD and maturities are well-distributed across the next several years.
Consolidated equity attributable to our equity holders as at 30 June 2024 was USD 78,517 million, compared to USD 81,848 million as at 31 December 2023. The net decrease in equity results from the profit attributable to equity shareholders and foreign exchange loss in translation of foreign operations primarily related to the weakening of the closing rates of the Mexican peso, the Colombian peso and the Brazilian real, which resulted in a foreign exchange translation adjustment of USD 4,558 million as of 30 June 2024 (decrease of equity).
The chart below shows the bond repayment schedule as of 30 June 2024 (figures in USD billion):

Further details on interest bearing loans and borrowings, repayment schedules and liquidity risk are disclosed in notes 17 and 19 to our unaudited condensed consolidated interim financial statements as of 30 June 2024 and for the six-month period ended 30 June 2024 and 2023.
Adoption of hyperinflation accounting in Argentina
Since 1 January 2018, we have applied hyperinflation accounting as prescribed by IAS 29
Financial Reporting in Hyperinflationary Economies
for our Argentinean subsidiaries.
The results for the six-month period ended 30 June 2024 were translated at the June 2024 closing rate of 911.36 Argentine pesos per US dollar. The results for the six-month period ended 30 June 2023, were translated at the June 2023 closing rate of 256.71 Argentine pesos per US dollar.
The impact of hyperinflation accounting for the period ended 30 June 2024 amounted to USD 107 million increase in revenue, USD 29 million negative monetary adjustment reported in the finance line and represented a negative impact of USD 0.04 on basic earnings per share.

2
Net debt is a non-IFRS measure. See “Item 5. Operating and Financial Review—H. Liquidity and Capital Resources—Net Debt and Equity” of our 2023 Annual Report for additional information on our definition and use of net debt.

19

Guarantor Financial Information
The debt securities issued by (i) Anheuser-Busch InBev Finance Inc. (“
ABIFI
”) under Indentures dated as of January 17, 2013, January 25, 2016 and May 15, 2017, in each case among ABIFI, Anheuser-Busch InBev SA/NV (the “
Parent Guarantor
”), the subsidiary guarantors listed therein and the Bank of New York Mellon Trust Company, N.A., as trustee (ii) Anheuser-Busch InBev Worldwide Inc. (“
ABIWW
”) under Indentures dated as of October 16, 2009, December 16, 2016 and April 4, 2018, in each case among ABIWW, the Parent Guarantor, the subsidiary guarantors listed therein and the Bank of New York Mellon Trust Company, N.A, as trustee and (iii) Anheuser-Busch Companies, LLC (“
ABC
”) and ABIWW, as co-issuers, under the Indenture dated as of November 13, 2018, among ABC, ABIWW, the subsidiary guarantors listed therein and the Bank of New York Mellon Trust Company, N.A., as trustee, are, in each case, fully and unconditionally guaranteed by the Parent Guarantor and jointly and severally guaranteed by Brandbrew S.A., Brandbev S.à r.l. and Cobrew NV, and by ABC (in respect of debt issued by ABIFI and/or ABIWW (as sole issuer)), ABIWW (in respect of debt issued by ABIFI) and by ABIFI (in respect of debt issued by ABIWW and/or ABC) on a full and unconditional basis. The Parent Guarantor owns, directly or indirectly, 100% of each of ABIFI, ABIWW, ABC, Brandbrew S.A., Brandbev S.à r.l. and Cobrew NV.
Each guarantee provided under the aforementioned indentures is referred to as a “
Guarantee
” and collectively, the “
Guarantees
”; the subsidiaries of the Parent Guarantor providing Guarantees are referred to as the “
Subsidiary Guarantors
” and the Parent Guarantor and Subsidiary Guarantors collectively are referred to as the “
Guarantors
”. ABIWW, ABIFI and ABC are collectively referred to as the “
Issuers
”.
For disclosure required by Rule 13-01 of Regulation S-X of certain terms and conditions of the guarantees and how the issuer and guarantor structure and other factors may affect payments to the holder of the debt securities see “Item 5. Operating and Financial Review—H. Liquidity and Capital Resources—Guarantor Financial Information” of our 2023 Annual Report.
Summarized financial information is presented below for Anheuser-Busch InBev SA/NV, the Issuers and the Subsidiary Guarantors on a combined basis after elimination of intercompany transactions and balances among them and does not include investments in and equity in the earnings of non-guarantor subsidiaries. The intercompany balances with Non-Guarantor Subsidiaries have been presented separately. This summarized financial information is not intended to present the financial position or results of operations of Anheuser-Busch InBev SA/NV, the Issuers and the Subsidiary Guarantors in accordance with IFRS.

	Six-month period ended 30 June 2024 (1)	Year ended 31 December 2023 (2)
	USD million
Income Statement
Revenue	6,820	13,682
Gross profit	3,550	6,943
Profit of the period	(260)	(71)
Statement of Financial Position
Due from non-guarantor subsidiaries	57,085	66,958
Other non-current assets	62,132	61,448
Non-current assets	119,218	128,407
Due from non-guarantor subsidiaries	13,857	16,700
Other current assets	2,766	2,487
Current assets	16,624	19,187
Due to non-guarantor subsidiaries	46,162	51,631
Other non-current liabilities	81,708	79,581
Non-current liabilities	127,870	131,212
Due to non-guarantor subsidiaries	8,439	11,821
Other current liabilities	12,401	13,622
Current liabilities	20,840	25,444
Notes:

(1)
For the six-month period ended 30 June 2024, revenue, gross profit and profit of the year includes USD 115 million, USD (204) million and USD 324 million of intercompany transactions with non-guarantor subsidiaries and related parties, respectively.

(2)
For the year ended 31 December 2023, revenue, gross profit and profit of the year includes USD 217 million, USD (431) million and USD 1,474 million of intercompany transactions with non-guarantor subsidiaries and related parties, respectively.

20

Unaudited condensed consolidated interim income statement

For the six-month period ended 30 June
Million US dollar, except earnings per share in US dollar	Notes	2024	2023

Revenue		29 880	29 333
Cost of sales		(13 419)	(13 536)
Gross profit		16 461	15 796

Distribution expenses		(3 157)	(3 183)
Sales and marketing expenses		(3 574)	(3 518)
Administrative expenses		(2 517)	(2 350)
Other operating income/(expenses)		334	327
Exceptional costs above profit from operations	7	(119)	(107)
Profit from operations		7 428	6 965

Finance expense	8	(3 287)	(3 608)
Finance income	8	401	385
Net finance income/( expense )		(2 887)	(3 223)

Share of result of associates	13	137	105
Exceptional share of results of associates	7 / 13	104	-
Profit before tax		4 782	3 847

Income tax expense	9	(1 546)	(1 192)
Profit of the period		3 236	2 655

Profit of the period attributable to:
Equity holders of AB InBev		2 564	1 977
Non-controlling interest		672	678

Basic earnings per share	16	1.28	0.98
Diluted earnings per share	16	1.25	0.96
The accompanying notes are an integral part of these consolidated financial statements.

Unaudited condensed consolidated interim statement of comprehensive income/(loss)

For the six-month period ended 30 June
Million US dollar	Notes	2024	2023

Profit of the period		3 236	2 655

Other comprehensive income/(loss): items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	16	-	3
		-	3
Other comprehensive income/(loss): items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	16	(5 736)	3 574
Effective portion of changes in fair value of net investment hedges		673	(95)
Cash flow hedges recognized in equity		346	(497)
Cash flow hedges reclassified from equity to profit or loss		(3)	(103)
		(4 721)	2 879

Other comprehensive income/(loss), net of tax		(4 721)	2 882

Total comprehensive income/(loss)		(1 485)	5 538

Attributable to:
Equity holders of AB InBev		(1 668)	5 049
Non-controlling interest		184	488
The accompanying notes are an integral part of these consolidated financial statements.

Unaudited condensed consolidated interim statement of financial position

Million US dollar	Notes	30 June 2024	31 December 2023

ASSETS
Non-current assets
Property, plant and equipment	10	25 086	26 818
Goodwill	11	113 451	117 043
Intangible assets	12	40 703	41 286
Investments in associates	13	4 865	4 872
Investment securities	15	185	178
Deferred tax assets		2 771	2 935
Pensions and similar obligations		12	12
Income tax receivables		749	844
Derivatives	19	184	44
Trade and other receivables	14	1 687	1 941
Total non-current assets		189 694	195 973

Current assets
Investment securities	15	252	67
Inventories		5 567	5 583
Income tax receivables		611	822
Derivatives	19	448	505
Trade and other receivables	14	6 705	6 024
Cash and cash equivalents	15	7 392	10 332
Assets classified as held for sale		51	34
Total current assets		21 026	23 367

Total assets		210 720	219 340

EQUITY AND LIABILITIES
Equity
Issued capital	16	1 736	1 736
Share premium		17 620	17 620
Reserves		15 617	20 276
Retained earnings		43 543	42 215
Equity attributable to equity holders of AB InBev		78 517	81 848

Non-controlling interests		10 725	10 828
Total equity		89 241	92 676

Non-current liabilities
Interest-bearing loans and borrowings	17	75 944	74 163
Pensions and similar obligations		1 495	1 673
Deferred tax liabilities		11 761	11 874
Income tax payables		408	589
Derivatives	19	55	151
Trade and other payables		880	738
Provisions		368	320
Total non-current liabilities		90 912	89 508

Current liabilities
Bank overdrafts	15	17	17
Interest-bearing loans and borrowings	17	2 240	3 987
Income tax payables		1 144	1 583
Derivatives	19	5 223	5 318
Trade and other payables		21 708	25 981
Provisions		235	269
Total current liabilities		30 566	37 156

Total equity and liabilities		210 720	219 340
The accompanying notes are an integral part of these consolidated financial statements.

Unaudited condensed consolidated interim statement of changes in equity

		Attributable to equity holders of AB InBev
		Issued	Share	Treasury		Other comprehensive income	Retained		Non- controlling	Total
Million US dollar	Notes	Capital	premium	shares	Reserves	reserves	earnings	Total	interest	Equity
As per 1 January 2023		1 736	17 620	(3 706)	54 477	(35 553)	38 823	73 398	10 880	84 278
Profit of the period		-	-	-	-	-	1 977	1 977	678	2 655
Other comprehensive income/(loss)	16	-	-	-	-	3 072	-	3 072	(189)	2 882
Total comprehensive income/(loss)		-	-	-	-	3 072	1 977	5 049	488	5 538
Dividends		-	-	-	-	-	(1 581)	(1 581)	(273)	(1 855)
Treasury shares		-	-	312	-	-	(230)	82	-	82
Share-based payments	18	-	-	-	232	-	-	232	12	244
Hyperinflation monetary adjustments		-	-	-	-	-	324	324	201	525
Scope and other changes		-	-	-	-	-	(44)	(44)	15	(29)
As per 30 June 2023		1 736	17 620	(3 393)	54 709	(32 481)	39 269	77 460	11 324	88 783

		Attributable to equity holders of AB InBev
		Issued	Share	Treasury		Other comprehensive income	Retained		Non- controlling	Total
Million US dollar	Notes	Capital	premium	shares	Reserves	reserves	earnings	Total	interest	Equity
As per 1 January 2024		1 736	17 620	(3 465)	54 896	(31 155)	42 215	81 848	10 828	92 676
Profit of the period		-	-	-	-	-	2 564	2 564	672	3 236
Other comprehensive income/(loss)	16	-	-	-	-	(4 232)	-	(4 232)	(488)	(4 721)
Total comprehensive income/(loss)		-	-	-	-	(4 232)	2 564	(1 668)	184	(1 485)
Dividends		-	-	-	-	-	(1 764)	(1 764)	(410)	(2 173)
Treasury shares		-	-	(692)	-	-	(100)	(792)	-	(792)
Share-based payments	18	-	-	-	265	-	-	265	16	281
Hyperinflation monetary adjustments		-	-	-	-	-	492	492	305	797
Scope and other changes		-	-	-	-	-	136	136	(198)	(62)
As per 30 June 2024		1 736	17 620	(4 158)	55 161	(35 387)	43 543	78 517	10 725	89 241
The accompanying notes are an integral part of these consolidated financial statements.

Unaudited condensed consolidated interim statement of cash flows

For the six-month period ended 30 June
Million US dollar	Notes	2024	2023¹

OPERATING ACTIVITIES
Profit of the period		3 236	2 655
Depreciation, amortization and impairment		2 741	2 595
Net finance (income)/expense	8	2 887	3 223
Equity-settled share-based payment expense	18	315	286
Income tax expense	9	1 546	1 192
Other non-cash items		339	321
Share of result of associates	13	(241)	(105)
Cash flow from operating activities before changes in working capital and use of provisions		10 824	10 167
Decrease/(increase) in trade and other receivables		(1 154)	(1 325)
Decrease/(increase) in inventories		(325)	(228)
Increase/(decrease) in trade and other payables		(2 691)	(3 062)
Pension contributions and use of provisions		(251)	(192)
Cash generated from operations		6 403	5 360
Interest paid		(2 001)	(2 322)
Interest received		303	512
Dividends received		123	43
Income tax paid		(2 260)	(1 996)
Cash flow from/(used in) operating activities		2 568	1 597

INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	10 / 12	(1 735)	(2 107)
Proceeds from sale of property, plant and equipment and of intangible assets		52	44
Sale/(acquisition) of subsidiaries, net of cash disposed/ acquired of		(19)	(8)
Proceeds from sale/(acquisition) of other assets		(29)	(18)
Cash flow from/(used in) investing activities		(1 732)	(2 089)

FINANCING ACTIVITIES
Proceeds from borrowings	17	5 466	181
Repayments of borrowings	17	(4 342)	(26)
Dividends paid		(2 142)	(1 923)
Share buyback		(838)	-
Payment of lease liabilities		(406)	(359)
Derivative financial instruments		(172)	(360)
Sale/(acquisition) of non-controlling interests		(414)	(3)
Other financing cash flows		(465)	(305)
Cash flow from/(used in) financing activities		(3 313)	(2 795)

Net increase/(decrease) in cash and cash equivalents		(2 476)	(3 287)
Cash and cash equivalents less bank overdrafts at beginning of year		10 314	9 890
Effect of exchange rate fluctuations		(463)	191
Cash and cash equivalents less bank overdrafts at end of period	15	7 375	6 794
The accompanying notes are an integral part of these consolidated financial statements.

1
Amended to conform to 2024 presentation.

Notes to the consolidated financial statements

Note

Corporate information	1

Statement of compliance	2

Summary of significant accounting policies	3

Use of estimates and judgments	4

Segment reporting	5

Acquisitions and disposals of subsidiaries	6

Exceptional items	7

Finance expense and income	8

Income taxes	9

Property, plant and equipment	10

Goodwill	11

Intangible Assets	12

Investments in associates	13

Trade and other receivables	14

Cash and cash equivalents and investment securities	15

Changes in equity and earnings per share	16

Interest-bearing loans and borrowings	17

Share-based payments	18

Risks arising from financial instruments	19

Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	20

Contingencies	21

Related parties	22

Events after the reporting date	23

1.	Corporate information
Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser
®
, Corona
®
, Stella Artois
®
and Michelob Ultra
®
; multi-country brands Beck’s
®
, Hoegaarden
®
and Leffe
®
; and local champions such as Aguila
®
, Antarctica
®
, Bud Light
®
, Brahma
®
, Cass
®
, Castle
®
, Castle Lite
®
, Cristal
®
, Harbin
®
, Jupiler
®
, Modelo Especial
®
, Quilmes
®
, Victoria
®
, Sedrin
®
and Skol
®
. Our brewing heritage dates back more than
600 years
, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 155 000 employees based in nearly 50 countries worldwide. For 2023, AB InBev’s reported revenue was 59.4 billion US dollar (excluding joint ventures and associates).
The unaudited condensed consolidated interim financial statements of the company for the six-month
period ended 30 June 2024 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations. The condensed consolidated interim financial statements for the six-month
period ended 30 June 2024 and 2023 are unaudited; however, in the opinion of the company, the interim data include all adjustments necessary for a fair statement of the results for the interim period.
The
condensed
consolidated financial statements were authorized for issue by the Board of Directors on 31 July 2024.

2.	Statement of compliance
The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS) IAS 34
Interim Financial Reporting
as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union. They do not include all the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the company as at and for the year ended 31 December 2023. AB InBev did not early apply any new IFRS requirements that were not yet effective in 2024 and did not apply any European carve-outs from IFRS.

3.	Summary of significant accounting policies
The accounting policies applied are consistent with those applied in the annual consolidated financial statements
as at and for the year ended 31 December 2023.
(A)  SUMMARY OF CHANGES IN ACCOUNTING POLICIES
A number of amendments to standards became mandatory for the first time for the financial year beginning on 1 January 2024 and have not been listed in these unaudited condensed consolidated financial statements as they either do not apply or are immaterial to AB InBev’s consolidated financial statements.

(B)  FOREIGN CURRENCIES
The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate		Average rate
1 US dollar equals:	30 June 2024	31 December 2023	30 June 2024	30 June 2023

Argentine peso	911.36	808.74	-	-
Brazilian real	5.56	4.84	5.02	5.12
Canadian dollar	1.37	1.33	1.36	1.36
Chinese yuan	7.26	7.10	7.20	6.93
Colombian peso	4 151.75	3 818.47	3 878.19	4 638.30
Euro	0.93	0.90	0.92	0.93
Mexican peso	18.38	16.89	16.99	18.30
Peruvian nuevo sol	3.84	3.71	3.76	3.77
Pound sterling	0.79	0.79	0.79	0.81
South African rand	18.21	18.41	18.82	18.10
South Korean won	1 377.79	1 296.53	1 347.46	1 301.06
The company applies hyperinflation accounting for its Argentinean subsidiaries. The 2024 results, restated for purchasing power, were translated at the June 2024 closing rate of 911.36 Argentine pesos per US dollar (2023 results – at the June 2023 closing rate of 256.71 Argentine pesos per US dollar).

4.	Use of estimates and judgments
Significant judgments made by management in applying the company’s accounting policies and the key sources of uncertainty are consistent with those applied in the annual consolidated financial statements as at and for the year ended 31 December 2023.

5.	Segment reporting
Segment information is presented by geographical segments, consistent with the information available to and regularly evaluated by the chief operating decision maker. AB InBev operates its business through six business segments. Regional and operating company management is responsible for managing performance, underlying risks, and the effectiveness of operations. Internally, AB InBev’s management uses profit from operations as a measure of the company’s segment performance which forms part of the basis for many of the company’s segment performance indicators to make decisions regarding the allocation of resources. The organizational structure comprises five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. In addition to these five geographic regions, the company uses a sixth segment, Global Export and Holding Companies, for all financial reporting purposes.
All figures in the table below are stated in million US dollar, except volume (million hls). The information presented is for the six-month
period ended 30 June 2024 and 2023, except for segment assets
(non-current)
with comparatives at 31 December 2023.

	North America		Middle Americas		South America		EMEA		Asia Pacific		Global Export and Holding companies		AB InBev Worldwide
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023

Volume	44	47	74	72	76	76	45	43	46	50	-	-	286	288
Revenue	7 457	7 926	8 574	7 573	6 018	5 849	4 228	4 070	3 383	3 679	221	236	29 880	29 333
Profit from operations	2 097	2 131	3 339	2 781	1 302	1 241	774	618	846	944	(929)	(749)	7 428	6 965
Net finance income/(expense)													(2 887)	(3 223)
Share of results of associates													137	105
Exceptional share of results of associates													104	-
Income tax expense													(1 546)	(1 192)
Profit													3 236	2 655

Segment assets (non-current)	62 689	62 931	69 816	74 160	14 047	14 791	28 776	29 302	11 391	11 980	2 975	2 808	189 694	195 973
Gross capex	193	216	596	561	334	402	268	393	171	246	174	288	1 735	2 107
For the
six-month
period ended 30 June 2024, net revenue from the beer business amounted to 26 362m US dollar (30 June 2023: 26 071m US dollar) while the net revenue from the non-beer
business (soft drinks and other business) accounted for 3 518m US dollar (30 June 2023: 3 262m US dollar).

6.	Acquisitions and disposals of subsidiaries
The company undertook a series of disposals and/or settled payments related to prior year acquisitions during the six-month
period ended 30 June 2024 and 30 June 2023, with no significant impact in the c onsoli
dated financial statements.

7.	Exceptional items
IAS 1
Presentation of financial statements
requires that material items of income and expense be disclosed separately. Exceptional items are items that in management’s judgment need to be disclosed by virtue of their size or incidence so that a user can obtain a proper understanding of the company’s financial information.
The exceptional items included in the income statement are as follows:

Million US dollar	2024	2023

Restructuring	(59)	(50)
Business and asset disposal (including impairment losses)	(60)	(38)
Claims and legal costs	-	(19)
Impact on profit from operations	(119)	(107)

Exceptional net finance income/(expense)	(530)	(703)
Exceptional share of results of associates	104	-
Exceptional taxes	(133)	51
Exceptional non-controlling interest	3	9
Net impact on profit	(675)	(750)
The exceptional restructuring charges for the
six-month
period ended 30 June 2024 total (59)m US dollar (30 June 2023: (50)m US dollar). These charges primarily relate to organizational alignments as a result of operational improvements across our supply chain and our commercial and support functions. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the matching of employee profiles with new organizational requirements. These one-time
expenses provide the company with a lower cost base and bring a stronger focus to AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.
Business and asset disposals (including impairment losses) amount to (60)m US dollar for the six-month
period ended 30 June 2024 mainly comprising impairment of intangible assets and other non-core
assets held for sale in the period (30 June 2023: (38)m US dollar).
The company incurred exceptional net finance expenses of (530)m US dollar for the six-month
period ended 30 June 2024 (30 June 2023: net finance expenses of (703)m US dollar) – see Note 8
Finance expense and income
.
During the
six-month
period ended 30 June 2024, the company recorded the impact of 104m US dollar from our associate Anadolu Efes’ adoption of IAS 29 hyperinflation accounting on their 2023 results – see Note 13
Investments in associates
.
All the amounts referenced above are before income taxes. The exceptional taxes amounted to (133)m US dollar (increase of income taxes) for the six-month
period ended 30 June 2024 (30 June 2023: decrease of income taxes by 51m US dollar). The exceptional taxes for the six-month
period ended 30 June 2024 include mainly the net impact of (240)m USD exceptional tax expense (4.5 billion South African rand) following the resolution of South African tax matters (refer to Note 21
Contingencies)
and the release of tax provisions.
Non-controlling
interest on the exceptional items amounts to 3m US dollar for the six-month
period ended 30 June 2024 (30 June 2023: 9m US dollar).

8.	Finance expense and income
The finance expense and income included in the income statement are as follows:

	2024			2023
Million US dollar	Finance expense	Finance income	Net	Finance expense	Finance income	Net

Interest income/(expense)	(1 753)	293	(1 460)	(1 855)	225	(1 630)
Net interest on net defined benefit liabilities	(45)	-	(45)	(42)	-	(42)
Accretion expense	(382)	-	(382)	(385)	-	(385)
Net interest income on Brazilian tax credits	-	61	61	-	78	78
Other financial results	(534)	4	(530)	(622)	82	(540)
Finance income/(expense) excluding exceptional items	(2 715)	358	(2 357)	(2 905)	385	(2 520)
Exceptional finance income/(expense)	(573)	43	(530)	(703)	-	(703)
Finance income/(expense)	(3 287 )	401	(2 887 )	(3 608 )	385	(3 223 )
Net finance expenses, excluding exceptional items, were 2 357m US dollar in the six-month
period ended 30 June 2024 compared to 2 520m US dollar in the six-month
period ended 30 June 2023.
In the
six-month
period ended 30 June 2024, accretion expense includes interest on lease liabilities of 76m US dollar (30 June 2023: 75m US dollar), unwind of discounts on payables and deferred consideration on acquisitions of 247m US dollar (30 June 2023: 262m US dollar), bond fees of 32m US dollar (30 June 2023: 30m US dollar) and interest on provisions of 27m US dollar (30 June 2023: 18m US dollar).
Interest expense is presented net of the effect
of
interest
rate
derivative instruments hedging AB InBev’s interest rate risk – see also Note 19
Risks arising from financial instruments
.
Other financial results include:

	2024			2023
Million US dollar	Finance expense	Finance income	Net	Finance expense	Finance income	Net

Net foreign exchange gains/(losses)	(162)	-	(162)	(149)	-	(149)
Net gains/(losses) on hedging instruments	(209)	-	(209)	(354)	-	(354)
Hyperinflation monetary adjustments	(29)	-	(29)	-	66	66
Other financial income/(expense), including bank fees and taxes	(134)	4	(130)	(119)	16	(103)
Other financial results	(534)	4	(530)	(622)	82	(540)
Exceptional finance income/(expense) includes:

•
(507)m US dollar loss resulting from
mark-to-market
adjustments on derivative instruments related to the hedging of share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB (30 June 2023: (703)m US dollar loss);

•	(66)m US dollar loss resulting from the impairment of financial investments; and
•	43m US dollar gain related to the completion of tender offers of notes issued by the company and certain of its subsidiaries.
No interest income was recognized on impaired financial assets.

9.	Income taxes
Income taxes recognized in the income statement can be detailed as follows:

For the six-month period ended 30 June Million US dollar	2024	2023

Current tax expense	(1 724)	(1 554)
Deferred tax (expense)/income	177	362
Total income tax expense in the income statement	(1 546)	(1 192)
The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

For the six-month period ended 30 June Million US dollar	2024	2023

Profit/(loss) before tax	4 782	3 847
Deduct share of results of associates	137	105
Deduct exceptional share of results of associates	104	-
Profit before tax and before share of results of associates	4 541	3 741

Adjustments to the tax basis
Government incentives	(223)	(346)
Non-deductible/(non-taxable) mark-to-market on derivatives	507	703
Other expenses not deductible for tax purposes	807	775
Other non-taxable income	(368)	(291)
Adjusted tax basis	5 265	4 582

Aggregate weighted nominal tax rate	26.2%	26.9%

Tax at aggregated nominal tax rate	(1 382)	(1 235)

Adjustments on tax expense
Recognition/(de-recognition) of deferred tax assets on tax losses (carried forward)	(165)	(98)
(Underprovided)/overprovided in prior years	(160)	(56)
Deductions from interest on equity	102	323
Deductions from goodwill and other tax deductions	367	168
Withholding taxes	(207)	(205)
Other tax adjustments	(102)	(90)

Total tax expense	(1 546)	(1 192)

Effective tax rate	34.1%	31.9%
The total income tax expense for the
six-month
period ended 30 June 2024 amounts to
1 546
m US dollar compared to
1 192
m US dollar for the
six-month
period ended 30 June 2023. The effective tax rate for the
six-month
period ended 30 June 2024 is
34.1
% compared to 31.9% for the
six-month
period ended 30 June 2023.
The 2024 and 2023 effective tax rates were negatively impacted by non-deductible
losses from derivatives related to hedging of share-based payment programs and hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB. Furthermore, the 2024 effective tax rate includes (133)m US dollar exceptional tax expense, reflecting mainly the net impact of a (240)m US dollar (4.5 billion South African rand) resolution of South African tax matters and the release of tax provisions - please refer to Note 7
Exceptional items
.
Effective 1 January 2024, the company and its subsidiaries are within the scope of the OECD Pillar Two model rules following the adoption by Belgium, the jurisdiction in which the parent entity is incorporated, of Pillar Two legislation. The company assessed the impact for the six-month period ended 30 June 2024, and concluded the impact to be not material.
The company benefits from tax exempted income and tax credits which are expected to continue in the future. The company does not have significant benefits coming from low tax rates in any particular jurisdiction.

10.	Property, plant and equipment
Property, plant and equipment comprises owned and leased assets, as follows:

Million US dollar	30 June 2024	31 December 2023

Property, plant and equipment owned	22 664	24 092
Property, plant and equipment leased (right-of-use assets)	2 422	2 726
Total property, plant and equipment	25 086	26 818

	30 June 2024				31 December 2023
Million US dollar	Land and buildings	Plant and equipment, fixtures and fittings	Under construction	Total	Total

Acquisition cost
Balance at end of previous year	13 071	39 783	1 669	54 522	52 269
Effect of movements in foreign exchange	(563)	(1 803)	(106)	(2 472)	1 039
Acquisitions	6	527	911	1 444	3 890
Disposals through sale and derecognition	(16)	(575)	(2)	(592)	(1 665)
Disposals through the sale of subsidiaries	(1)	(7)	-	(8)	-
Transfer (to)/from other asset categories and other movements¹	266	1 409	(961)	714	(1 011)
Balance at end of the period	12 762	39 335	1 510	53 607	54 522

Depreciation and impairment losses
Balance at end of previous year	(5 017)	(25 414)	-	(30 430)	(28 024)
Effect of movements in foreign exchange	185	1 141	-	1 326	(594)
Depreciation	(196)	(1 580)	-	(1 776)	(3 573)
Disposals through sale and derecognition	8	542	-	549	1 533
Disposals through the sale of subsidiaries	-	4	-	4	-
Impairment losses	(2)	(99)	-	(101)	(181)
Transfer to/(from) other asset categories and other movements¹	(32)	(483)	-	(515)	409
Balance at end of the period	(5 054)	(25 889)	-	(30 943)	(30 430)

Carrying amount
at 31 December 2023	8 054	14 370	1 669	24 092	24 092
at 30 June 2024	7 708	13 446	1 510	22 664	-
As at 30 June 2024 and 31 December 2023 there were no significant restrictions on title on property, plant and equipment.
Contractual commitments to purchase property, plant and equipment amounted to 629m US dollar as at 30 June 2024 compared to 641m US dollar as at 31 December 2023.
AB InBev’s net capital expenditures in the statement of cash flow amounted to 1 684m US dollar in 2024 compared to 2 063m US dollar for the same period last year. Out of the total 2024 capital expenditures approximately 42% was used to improve the company’s production facilities while 40% was used for logistics and commercial investments and 18% for the purchase of hardware and software
 and
improving administrative capabilities.

1
The transfer (to)/from other asset categories and other movements relates mainly to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the statement of financial position of property, plant and equipment held for sale in accordance with IFRS 5
Non-current
assets held for sale and discontinued operations
and to the restatement of
non-monetary
assets under hyperinflation accounting in line with IAS 29
Financial reporting in hyperinflationary economies
.

Property, plant and equipment leased by the company
(right-of-use
assets) is detailed as follows:

	30 June 2024
Million US dollar	Land and buildings	Machinery, equipment and other	Total

Net carrying amount at 30 June	1 586	836	2 422
Depreciation for the period ended 30 June	(216)	(183)	(399)

	31 December 2023
Million US dollar	Land and buildings	Machinery, equipment and other	Total

Net carrying amount at 31 December	1 753	973	2 726
Depreciation for the year ended 31 December	(446)	(360)	(806)
Additions to
right-of-use
assets in the
six-month
period ended 30 June 2024 were 228m US dollar (30 June 2023: 448m US dollar).
Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements with a term of 27 years. Furthermore, the company leases a number of warehouses, trucks, factory facilities and other commercial buildings, which typically run for a period of five
to ten years. Lease payments are increased annually to reflect market rentals, if applicable. None of the leases include contingent rentals.
The company leases out pub real estate for an average outstanding period of
6
to 8 years and part of its own property under operating leases.
The expense related to short-term and
low-value
leases and variable lease payments that are not included in the measurement of the lease liabilities is not significant.

11.	Goodwill

Million US dollar	30 June 2024	31 December 2023

Acquisition cost
Balance at end of previous year	119 302	115 541
Effect of movements in foreign exchange	(3 958)	3 634
Transfers (to)/from other assets categories	(2)	(179)
Hyperinflation monetary adjustments	328	306
Balance at end of the period	115 669	119 302

Impairment losses
Balance at end of previous year	(2 259)	(2 531)
Effect of movements in foreign exchange	40	293
Impairment losses	-	(20)
Balance at end of the period	(2 218)	(2 259)

Carrying amount
Balance at end of the period	113 451	117 043
AB InBev completes a goodwill impairment testing annually, or whenever a triggering event has occurred.

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

Million US dollar	30 June 2024	31 December 2023

United States	33 387	33 387
Rest of North America	1 957	2 024
Mexico	13 510	14 697
Colombia	14 699	15 982
Rest of Middle Americas	23 121	23 576
Brazil	3 294	3 780
Rest of South America	1 306	1 036
Europe	2 101	2 157
South Africa	8 900	8 801
Rest of Africa	4 465	4 609
China	2 962	3 028
Rest of Asia Pacific	3 206	3 407
Global Export and Holding Companies	542	559
Total carrying amount of goodwill	113 451	117 043

12.	Intangible assets

	30 June 2024					31 December 2023
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total

Acquisition cost
Balance at end of previous year	38 332	2 219	5 379	150	46 080	44 170
Effect of movements in foreign exchange	(731)	(89)	(280)	(22)	(1 122)	957
Acquisitions through business combinations	-	-	-	-	-	15
Acquisitions and expenditures	-	343	208	7	558	838
Disposals through sale and derecognition	-	(19)	(30)	(1)	(50)	(67)
Transfer (to)/from other asset categories and other movements¹	94	23	157	(22)	252	166
Balance at end of period	37 695	2 477	5 434	112	45 718	46 080

Amortization and impairment losses
Balance at end of previous year	(94)	(1 388)	(3 219)	(93)	(4 794)	(3 961)
Effect of movements in foreign exchange	-	73	167	10	250	(191)
Amortization	-	(86)	(313)	(14)	(413)	(711)
Impairment	-	-	(13)	-	(13)	(31)
Disposals through sale and derecognition	-	19	29	1	49	60
Transfer to/(from) other asset categories and other movements¹	-	(47)	(61)	14	(94)	39
Balance at end of period	(94)	(1 430)	(3 411)	(81)	(5 015)	(4 794)

Carrying value
at 31 December 2023	38 239	830	2 160	57	41 286	41 286
at 30 June 2024	37 601	1 047	2 024	31	40 703
AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than
600-year
history, brands and certain distribution rights have been assigned indefinite lives.
Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

1
The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to the separate presentation in the statement of financial position of intangible assets held for sale in accordance with IFRS 5
Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29
Financial reporting in hyperinflationary economies
.

Intangible assets with indefinite useful lives are comprised
p
rimarily of brands and certain distribution rights that AB InBev purchased for its own products and are tested for impairment once a year or whenever a triggering event has occurred.

13.	Investments in associates
A reconciliation of the summarized financial information to the carrying amount of the company’s interests in material associates is as follows:

	2024		2023
Million US dollar	Castel	Anadolu Efes	Castel	Anadolu Efes

Balance at 1 January	3 482	164	3 293	171
Effect of movements in foreign exchange	(90)	(17)	52	(48)
Dividends received	(94)	(10)	-	(12)
Share of results of associates	57	22	67	4
Exceptional share of results of associates	-	104	-	-
Balance at 30 June	3 355	263	3 412	115
The exceptional share of results of associates includes 104m US dollar impact from our associate Anadolu Efes’ adoption of IAS 29 hyperinflation accounting on their 2023 results, please refer to Note 7
Exceptional items
.
In the
six-month
period ended 30 June 2024, associates that are
not
individually material contributed 58m US dollar to the results of investment in associates (30 June 2023: 34m US dollar).

14.	Trade and other receivables

Million US dollar	30 June 2024	31 December 2023

Cash deposits for guarantees	149	164
Loans to customers	5	2
Tax receivable, other than income tax	130	154
Brazilian tax credits and interest receivables	1 218	1 341
Trade and other receivables	184	280
Non-current trade and other receivables	1 687	1 941

Trade receivables and accrued income	4 916	4 347
Interest receivables	30	45
Tax receivable, other than income tax	415	479
Loans to customers	99	70
Prepaid expenses	634	474
Other receivables	611	609
Current trade and other receivables	6 705	6 024
Ambev’s tax credits and interest receivables are expected to be collected over a period exceeding 12 months after the reporting date. As of 30 June 2024, the total amount of such credits and interest receivables represented 1 218m US dollar (31 December 2023: 1 341m US dollar).

The carrying amount of trade and other receivables is a good approximation of their fair value as the impact of discounting is not significant. The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current
loans to customers can be detailed as follows for 30 June 2024 and 31 December 2023 respectively:

		Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
	Net carrying amount as of 30 June 2024		Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days
.
Trade receivables and accrued income	4 916	4 513	292	61	33	18
Loans to customers	104	89	1	1	13	-
Interest receivables	30	30	-	-	-	-
Other receivables	611	564	24	7	14	1
	5 662	5 196	317	70	60	19

	Net carrying amount as of 31 December 2023	Of which: neither	Of which not impaired as of the reporting date and past due
		impaired nor past due on the reporting date	Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days
.
Trade receivables and accrued income	4 347	4 118	162	43	18	6
Loans to customers	72	51	9	12	-	-
Interest receivables	45	45	-	-	-	-
Other receivables	609	580	9	7	11	2
	5 073	4 794	180	62	29	8
The above analysis of the age of financial assets that are past due as at the reporting date but not impaired also includes non-current
loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities, AB InBev has sufficient collateral, or the customer entered into a payment plan. Impairment losses on trade and other receivables recognized in the six-month
period ended 30 June 2024 amount to 39m US dollar (30 June 2023: 27m US dollar).
AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 19
Risks arising from financial instruments
.

15.	Cash and cash equivalents and investment securities

Million US dollar	30 June 2024	31 December 2023

Short-term bank deposits	2 756	4 201
Cash and bank accounts	4 636	6 131
Cash and cash equivalents	7 392	10 332

Bank overdrafts	(17)	(17)
Cash and cash equivalents in the statement of cash flows	7 375	10 314
The cash outstanding as at 30 June 2024 includes restricted cash for an amount of 96m US dollar (31 December 2023: 109m US dollar). This restricted cash mainly relates to amounts deposited on a blocked account in respect to the state aid investigation into the Belgian excess profit ruling system (74m US dollar).

Investment securities

Million US dollar	30 June 2024	31 December 2023

Investment in unquoted companies	142	151
Investment in debt securities	43	27
Non-current investments	185	178

Investment in debt securities	252	67
Current investments	252	67
As at 30 June 2024, current debt securities of 252m US dollar mainly represented investments in government bonds (31 December 2023: 67m US dollar). The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

16.	Changes in equity and earnings per share
STATEMENT OF CAPITAL
The tables below summarize the changes in issued capital and treasury shares during the six-month
period ended 30 June 2024:

Issued capital
Issued capital	Million shares	Million US dollar
At the end of the previous year	2 019	1 736
Changes during the period	-	-
At the end of the current period	2 019	1 736

Of which:
Ordinary shares	1 797
Restricted shares	222

	Treasury shares		Result on the use of treasury shares
Treasury shares	Million shares	Million US dollar	Million US dollar

At the end of the previous year	35.4	(3 465)	(5 036)
Changes during the period	11.8	(692)	(100)
At the end of the current period	47.3	(4 158)	(5 136)
As of 30 June 2024, the share capital of AB InBev amounts to 1 238 608 344.12 euro (1 736 million US dollar). It is represented by
2 019 241 973
shares without nominal value, of which 47 255 331 are held in treasury by AB InBev and its subsidiaries. All shares are ordinary shares, except for 222 044 195 restricted shares. As of 30 June 2024, the total of authorized, unissued capital amounts to 37m euro.
The treasury shares held by the company are reported in equity in Treasury shares.
The holders of ordinary and restricted shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev and its subsidiaries, the economic and voting rights are suspended.
The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. As from 11 October 2021 (fifth anniversary of completion of the SAB combination), the restricted shares are convertible at the election of the holder into new ordinary shares on a one-for-one
basis and they rank equally with the ordinary shares with respect to dividends and voting rights. By 30 June 2024, from the 326 million restricted shares issued at the time of the SAB combination, 104 million restricted shares were converted into new ordinary shares.
The shareholders’ structure is based on the notifications made to the company pursuant to the Belgian Law of 2 May 2007, which governs the disclosure of significant shareholdings in listed companies. It is included in the
Corporate Governance
section of AB InBev’s annual report.

CHANGES IN OWNERSHIP INTERESTS
In accordance with IFRS 10
Consolidated Financial Statements
, the acquisition or disposal of additional shares in a subsidiary is accounted for as an equity transaction with owners.
In the
six-month
period ended 30 June 2024, Ambev increased its investment in Cervecería Nacional Dominicana S.A. (“CND”) from 85% to 97% for a net consideration of 0.3 billion US dollar. As the related subsidiary was already fully consolidated, the purchase did not impact AB InBev’s profit.
TREASURY SHARES
Using the powers granted at the shareholders meeting of 28 April 2021, the Board of Directors approved a share buyback program for an amount of
1
 billion US dollar in 2023. As of 30 June 2024, AB InBev bought back
15 939 970
shares for a total amount of
1
billion US dollar, corresponding to 0.79% of the total shares outstanding.
In addition, AB InBev repurchased 3 335 417 ordinary shares from Altria. The aggregate purchase price for the share buyback was 200m US dollar, at a price per share equal to 59.96 US dollar (54.77 euro).
As of 30 June 2024, the group owned
47 255 331
own shares of which
46 616 970
were held directly by AB InBev. The par value of the share is
0.61
euro. The treasury shares that the company still owned at the end of 30 June 2024 represented
35 372 059
US dollar (
28 825 752
euro) of the subscribed capital.
BORROWED SHARES
In order to fulfill AB InBev’s commitments under various outstanding share-based compensation plans, during the course of 2024, the company had stock lending arrangements in place for up to 30 million shares, which were fully used to fulfill share-based compensation plan commitments. The company shall pay any dividend equivalent after tax in respect of such borrowed shares. This payment will be reported through equity as dividend.
DIVIDENDS
On 24 April 2024, a dividend of 0.82 euro per share or
1 645
m euro was approved at the shareholders’ meeting. The dividend was paid out as of 7 May 2024.
On 26 April 2023, a dividend of 0.75 euro per share or
1 510
m euro was approved
at
the shareholders’ meeting. The dividend was paid out as of 5 May 2023.
TRANSLATION RESERVES
The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment.
HEDGING RESERVES
The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent that the hedged risk has not yet impacted profit or loss.
TRANSFERS FROM SUBSIDIARIES
The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As of 30 June 2024, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of its operating subsidiaries.
Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding taxes, if applicable, generally do not exceed 15%.

OTHER COMPREHENSIVE INCOME RESERVES
The changes in the other comprehensive income reserves are as follows:

Million US dollar	Translation Reserves	Hedging reserves	Post- employment benefits	Total OCI Reserves

As per 1 January 2024	(30 180)	181	(1 155)	(31 155)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	(4 558)	-	-	(4 558)
Cash flow hedges	-	326	-	326
Re-measurements of post-employment benefits	-	-	-	-
Other comprehensive income/(loss)	(4 558)	326	-	(4 232)
As per 30 June 2024	(34 738)	507	(1 155)	(35 387)
The loss in translation reserves is primarily related to the weakening of the closing rates of the Mexican peso, the Colombian peso and the Brazilian real, which resulted in a net foreign exchange translation adjustment of 4 558m US dollar as of 30 June 2024 (decrease of equity).

Million US dollar	Translation Reserves	Hedging reserves	Post- employment benefits	Total OCI Reserves

As per 1 January 2023	(34 677)	145	(1 021)	(35 553)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	3 610	-	-	3 610
Cash flow hedges	-	(541)	-	(541)
Re-measurements of post-employment benefits	-	-	3	3
Other comprehensive income/(loss)	3 610	(541)	3	3 072
As per 30 June 2023	(31 067)	(396)	(1 018)	(32 481)
EARNINGS PER SHARE
The calculation of basic earnings per share for the
six-month
period ended 30 June 2024 is based on the profit attributable to equity holders of AB InBev of 2 564m US dollar (30 June 2023: 1 977m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2024	2023

Issued ordinary and restricted shares at 1 January, net of treasury shares	1 984	1 984
Effect of stock lending	30	30
Effect of delivery of treasury shares and share buyback programs	(9)	2
Weighted average number of ordinary and restricted shares at 30 June	2 005	2 016
The calculation of diluted earnings per shares for the
six-month
period ended 30 June 2024 is based on the profit attributable to equity holders of AB InBev of 2 564m US dollar (30 June 2023: 1 977m US dollar) and a weighted average number of ordinary and restricted shares (diluted) outstanding (including deferred share instruments and stock lending) at the end of the period, calculated as follows:

Million shares	2024	2023

Weighted average number of ordinary and restricted shares at 30 June	2 005	2 016
Effect of share options, PSUs and restricted stock units	38	38
Weighted average number of ordinary and restricted shares (diluted) at 30 June	2 043	2 054

The calculation of the Underlying EPS is based on the profit before exceptional items and hyperinflation impacts attributable to equity holders of AB InBev. Underlying EPS is a non-IFRS
measure.A reconciliation of the profit attributable to equity holders of AB InBev to the profit before exceptional items, attributable to equity holders of AB InBev and underlying profit is calculated as follows:

For the six-month period ended 30 June
Million US dollar	2024	2023

Profit attributable to equity holders of AB InBev	2 564	1 977
Net impact of exceptional items on profit (refer to Note 7)	675	750
Profit before exceptional items, attributable to equity holders of AB InBev	3 239	2 727
Hyperinflation impacts	81	35
Underlying profit	3 320	2 762
The table below sets out the EPS calculation:

For the six-month period ended 30 June
Million US dollar	2024	2023

Profit attributable to equity holders of AB InBev	2 564	1 977
Weighted average number of ordinary and restricted shares	2 005	2 016
Basic EPS	1.28	0.98

Profit attributable to equity holders of AB InBev	2 564	1 977
Weighted average number of ordinary and restricted shares (diluted)	2 043	2 054
Diluted EPS	1.25	0.96

Underlying profit	3 320	2 762
Weighted average number of ordinary and restricted shares	2 005	2 016
Underlying EPS	1.66	1.37
The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. For the calculation of Diluted EPS, 45m share options were anti-dilutive and not included in the calculation of the dilutive effect per 30 June 2024 (30 June 2023: 50m share options).

17.	Interest-bearing loans and borrowings
This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk – refer to Note 19
Risks arising from financial instruments.

Million US dollar	30 June 2024	31 December 2023

Unsecured bond issues	73 953	71 896
Lease liabilities	1 875	2 126
Unsecured other loans	98	119
Secured bank loans	17	23
Non-current interest-bearing loans and borrowings	75 944	74 163

Unsecured bond issues	1 290	2 514
Lease liabilities	644	703
Secured bank loans	4	392
Unsecured bank loans	278	182
Unsecured other loans	24	196
Current interest-bearing loans and borrowings	2 240	3 987

Interest-bearing loans and borrowings	78 184	78 150
The current and
non-current
interest-bearing loans and borrowings amount to 78.2 billion US dollar as at 30 June 2024, compared to 78.1 billion US dollar as at 31 December 2023.
As at 30 June 2024, the company had no outstanding balance on commercial papers (31 December 2023: nil). The commercial papers include programs in US dollar and euro with a total authorized issuance up to 5.0 billion US dollar and 3.0 billion euro, respectively.

In March 2024, Anheuser-Busch InBev SA/NV (“ABISA”) and its wholly-owned subsidiary Anheuser-Busch InBev Worldwide Inc. (“ABIWW”) completed the issuance of the following series of bonds:

Issue date	Issuer (abbreviated)	Maturity date	Currency	Aggregate principal amount (in million)	Coupon rate
21 March 2024	ABIWW	15 June 2034	USD	1 000	5.000%
22 March 2024	ABISA	22 September 2031	EUR	1 000	3.450%
22 March 2024	ABISA	22 March 2037	EUR	1 500	3.750%
22 March 2024	ABISA	22 March 2044	EUR	1 500	3.950%
In April 2024, the company completed the tender offers of five series of notes issued by ABISA and its wholly-owned subsidiaries ABIWW and Anheuser-Busch Companies, LLC (“ABC”) and repurchased 2.6 billion USD aggregate principal amount of these notes. The total principal amount repurchased in the tender offers is set out in the table below:

Date of repurchase	Issuer (abbreviated)	Title of series of notes partially repurchased	Currency	Original principal amount outstanding (in million)	Principal amount repurchased (in million)	Principal amount not repurchased (in million)
22 April 2024	ABIWW and ABC	3.650 % Notes due 2026	USD	2 255	947	1 307
22 April 2024	ABISA	2.700 % Notes due 2026	EUR	1 000	385	615
22 April 2024	ABISA	2.125 % Notes due 2027	EUR	1 000	212	788
22 April 2024	ABIWW	4.000 % Notes due 2028	USD	2 500	868	1 632
22 April 2024	ABISA	2.000 % Notes due 2028	EUR	3 000	89	2 911
These tender offers were financed with cash.
Net debt is defined as
non-current
and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by AB InBev’s management to
highlight changes
in
the company’s overall liquidity position.
AB InBev’s net debt increased to 70.4 billion US dollar as at 30 June 2024, from 67.6 billion US dollar as at 31 December 2023. Aside from operating results that are net of capital expenditures, the net debt is impacted mainly by the payment of interests and taxes (3.7 billion US dollar), share buybacks (0.8 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (2.1 billion US dollar) and foreign exchange impact on net debt (0.3 billion US dollar decrease of net debt).
The following table provides a reconciliation of AB InBev’s net debt as at the dates indicated:

Million US dollar	30 June 2024	31 December 2023

Non-current interest-bearing loans and borrowings	75 944	74 163
Current interest-bearing loans and borrowings	2 240	3 987
Interest-bearing loans and borrowings	78 184	78 150

Bank overdrafts	17	17
Cash and cash equivalents	(7 392)	(10 332)
Interest bearing loans granted and other deposits (included within Trade and other receivables)	(86)	(168)
Debt securities (included within Investment securities)	(295)	(94)
Net debt	70 427	67 573

Reconciliation of liabilities arising from financing activities
The table below details the changes in the company’s liabilities arising from financing activities, including both cash and non-cash
changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the company’s consolidated cash flow statement from financing activities
.

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long- term debt

Balance at 1 January 2024	74 163	3 987
Proceeds from borrowings	5 296	170
Repayments of borrowings	(2 518)	(1 824)
Capitalization / (payment) of lease liabilities	188	(360)
Amortized cost	31	1
Unrealized foreign exchange effects	(791)	(96)
Current portion of long-term debt	(358)	358
(Gain)/Loss on bond redemption and other movements	(66)	3
Balance at 30 June 2024	75 944	2 240

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long- term debt

Balance at 1 January 2023	78 880	1 029
Proceeds from borrowings	7	174
Repayments of borrowings	-	(26)
Capitalization / (payment) of lease liabilities	446	(323)
Amortized cost	30	-
Unrealized foreign exchange effects	569	40
Current portion of long-term debt	(1 627)	1 627
(Gain)/Loss on bond redemption and other movements	17	4
Balance at 30 June 2023	78 323	2 524

18.	Share-based payments
Different share-based programs allow company senior management and members of
the board of directors to receive or acquire shares of AB InBev, Ambev or Budweiser APAC. AB InBev has three primary share-based compensation plans, the share-based compensation plan (“Share-Based Compensation Plan”), the long-term restricted stock unit (“RSU”) plan for directors (“RSU Plan for Directors”), and the various long-term incentive plans for executives (“LTI Plan Executives”). These share-based payment programs relate to either AB InBev shares or American Depository Shares (“ADSs”) as underlying equity instruments. Except for the ones mentioned below, there were no other grants in the six-month
period ended 30 June 2024. Amounts have been converted to US dollar at the average rate of the period, unless otherwise indicated. There were no significant changes to the terms and conditions of the programs disclosed in the annual consolidated financial statements for the year ended 31 December 2023.
Share-based payment transactions resulted in a total expense of 315m US dollar for 2024, as compared to 286m US dollar for the six-month
period ended 30 June 2023.
AB INBEV SHARE-BASED COMPENSATION PROGRAMS
Share-Based Compensation Plan for Executives
In the
six-month
period ended 30 June 2024, AB InBev issued 1.6m matching RSUs in relation to bonuses granted to company employees and management (30 June 2023: 1.7m matching RSUs). These matching RSUs represent a fair value of approximately 94m US dollar (30 June 2023: 107m US dollar).
RSU Plan for Directors
In the
six-month
period ended 30 June 2024, 0.1m RSUs with an estimated fair value of 4m US dollar were granted to directors (30 June 2023: 0.1m with an estimated fair value of 4m US dollar).

Other Recurring LTI Restricted Stock Units Plans for Executives
In the
six-month
period ended 30 June 2024, approximately 37 thousand RSUs were granted with an estimated fair value of 2m US dollar under this plan (30 June 2023: approximately 11 thousand RSUs with an estimated fair value of less than 1m US dollar).
In the
six-month
period ended 30 June 2024 and 2023, no RSUs were granted under the People bet share purchase program.
AMBEV SHARE-BASED COMPENSATION PROGRAMS
Under the 2018 Share-based compensation plan, Ambev issued 6.8m matching RSUs in the six-month
period ended 30 June 2024 with an estimated fair value of 17m US dollar (30 June 2023: 6.8m matching RSUs with an estimated fair value of 17m US dollar).
BUDWEISER APAC SHARE-BASED COMPENSATION PROGRAM
Share-Based Compensation Plan
In the
six-month
period ended 30 June 2024, Budweiser APAC issued 8.8m matching RSUs in relation to bonuses granted to Budweiser APAC employees with an estimated fair value of 14m US dollar (30 June 2023: 4.1m matching RSUs with an estimated fair value of 13m US dollar).

19.	Risks arising from financial instruments
A)  FINANCIAL ASSETS AND LIABILITIES
Set out below is an overview of financial assets and liabilities held
by
the
company
as
at the dates indicated:

	30 June 2024				31 December 2023
		At fair				At fair
		value	At fair			value	At fair
	At	through	value		At	through	value
	amortized	profit or	through		amortized	profit or	through
Million US dollar	cost	loss	OCI	Total	cost	loss	OCI	Total

Cash and cash equivalents	7 392	-	-	7 392	10 332	-	-	10 332
Trade and other receivables	5 995	-	-	5 995	5 517	-	-	5 517
Investment securities	43	252	142	437	27	67	151	245
Foreign exchange derivatives	-	10	311	320	-	48	315	363
Commodities	-	-	152	152	-	-	131	131
Cross currency interest rate swaps	-	-	155	155	-	-	52	52
Interest rate swaps	-	4	-	4	-	3	-	3
Financial assets	13 430	265	760	14 455	15 876	118	649	16 642
Non-current	382	3	323	708	473	-	195	668
Current	13 049	262	437	13 748	15 403	118	454	15 975

Trade and other payables	18 748	297	-	19 045	21 284	741	-	22 026
Non-current interest-bearing loans and borrowings	74 796	1 148	-	75 944	73 592	571	-	74 163
Current interest-bearing loans and borrowings	2 240	-	-	2 240	3 987	-	-	3 987
Bank overdrafts	17	-	-	17	17	-	-	17
Equity swaps	-	5 035	-	5 035	-	4 718	-	4 718
Foreign exchange derivatives	-	9	57	66	-	18	414	432
Commodities	-	-	67	67	-	-	145	145
Cross currency interest rate swaps	-	-	66	66	-	-	164	164
Interest rate swaps	-	43	-	43	-	10	-	10
Financial liabilities	95 800	6 533	190	102 523	98 880	6 058	723	105 662
Non-current	75 378	1 365	53	76 796	73 920	876	151	74 947
Current	20 423	5 167	137	25 727	24 961	5 182	573	30 715

B)  INTEREST RATE RISK
The table below reflects the effective interest rates of interest-bearing financial liabilities at the reporting date as well as the currency in which the debt is denominated.

30 June 2024	Before hedging		After hedging
Interest-bearing financial liabilities	Effective	Amount	Effective	Amount
Million US dollar	interest rate		interest rate

Floating rate
US dollar	-	1	6.40%	581
Other	9.49%	377	9.49%	377
		379		959
Fixed rate
Canadian dollar	4.56%	592	4.37%	2 705
Chinese yuan	3.06%	48	2.64%	2 928
Euro	2.53%	24 051	2.46%	24 646
Pound sterling	5.35%	2 108	8.33%	437
South Korean won	4.98%	44	2.15%	2 204
US dollar	5.08%	49 533	5.33%	42 069
Other	9.25%	1 445	10.20%	2 253
		77 822		77 242

31 December 2023	Before hedging		After hedging
Interest-bearing financial liabilities	Effective	Amount	Effective	Amount
Million US dollar	interest rate		interest rate

Floating rate
Euro	4.27%	1 086	4.27%	1 086
US dollar	6.00%	505	6.35%	789
Other	10.47%	299	11.66%	595
		1 889		2 469
Fixed rate
Canadian dollar	4.54%	625	4.37%	2 988
Chinese yuan	2.91%	57	2.49%	2 437
Euro	2.26%	21 233	2.46%	22 072
Pound sterling	5.38%	2 122	8.24%	827
South Korean won	5.49%	49	1.85%	2 209
US dollar	5.02%	50 368	5.20%	43 344
Other	8.85%	1 825	10.00%	1 820
		76 277		75 697
As at 30 June 2024, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging as listed above includes bank overdrafts of 17m US dollar (31 December 2023: 17m US dollar). As disclosed in the above table, 959m US dollar or 1.2% of the company’s interest-bearing financial liabilities bears interest at a variable rate.
C)  EQUITY PRICE RISK
AB InBev enters into equity swap derivatives to hedge the price risk on its shares in connection with its share-based payments programs, as disclosed in Note 18
Share-based Payments.
AB InBev also hedges its exposure arising from shares issued in relation to past business combinations (see also Note 8
Finance expense and income
). These derivatives do not qualify for hedge accounting and the changes in fair value are recorded in the income statement.
As at 30 June 2024, an exposure for an equivalent of 100.5m of AB InBev shares was hedged, resulting in a total loss of (507)m US dollar recognized in the income statement for the period in exceptional finance income/(expense). As at 30 June 2024, liabilities for equity swap derivatives amounted to 5.0 billion US dollar (31 December 2023: 4.7 billion US dollar).

D)  CREDIT RISK
Credit risk encompasses all forms of counterparty exposure, i.e., where counterparties may default on their obligations to AB InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.
AB InBev mitigates its exposure through a variety of mechanisms. It has established minimum counterparty credit ratings and enters into transactions only with financial institutions of investment grade rating. The company monitors counterparty credit exposures closely and reviews any external downgrade in credit rating immediately. To mitigate pre-settlement
risk, counterparty minimum credit standards become more stringent with increases in the duration of the derivatives. To minimize the concentration of counterparty credit risk, the company enters into derivative transactions with different financial institutions.
The company also has master netting agreements with all of the financial institutions that are counterparties to over the counter (OTC) derivatives. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the impact of the risk of counterparty default as at 30 June 2024 to be limited.
Exposure to credit risk
Credit risk arises from financial assets including trade and other receivables. The carrying amount of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized and disclosed by financial asset class in section
A) Financial assets and liabilities
.
The maximum exposure to credit risk at the reporting date for our trade and other receivables, excluding Brazilian tax credits, tax receivables other than income tax and prepaid expenses, was as follows:

	30 June 2024			31 December 2023¹
Million US dollar	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount

Trade receivables	5 308	(392)	4 916	4 734	(387)	4 347
Other receivables	1 146	(66)	1 080	1 244	(74)	1 170
Trade and other receivables	6 453	(458)	5 995	5 978	(462)	5 517
There was no significant concentration of credit risks with any single counterparty as of 30 June 2024 and no single customer represented more than 10% of the total revenue of the group in 2024.
Impairment losses
The allowance for impairment recognized during the period on trade and other receivables was as follows:

	30 June 2024	31 December 2023
Balance at end of previous year	(462)	(416)
Impairment losses	(39)	(54)
Derecognition	15	26
Currency translation and other	28	(18)
Balance at end of period	(458)	(462)
Additionally, in the
six-month
period ended 30 June 2024, the company recognized (66)m US dollar loss resulting from the impairment of financial investments – see also Note 8
Finance expense and income
.

1
Amended to conform to the 2024 presentation.

E)  LIQUIDITY RISK
Historically, AB InBev’s primary sources of cash flow have been cash flows from operating activities, the issuance of debt, bank borrowings and equity securities. AB InBev’s material cash requirements have included the following:

•	Debt servicing;

•	Capital expenditures;

•	Investments in companies;

•	Increases in ownership of AB InBev’s subsidiaries or companies in which it holds equity investments;

•	Share buyback programs; and

•	Payments of dividends and interest on shareholders’ equity.
The company believes that cash flows from operating activities, available cash and cash equivalents as well as short term investments, along with related derivatives and access to borrowing facilities, will be sufficient to fund capital expenditures, financial instrument liabilities and dividend payments going forward. It is the intention of the company to continue to reduce its financial indebtedness through a combination of strong operating cash flow generation and continued refinancing.
The following are the nominal contractual maturities of
non-derivative
financial liabilities including interest payments and derivative liabilities:

	30 June 2024
Million US dollar	Carrying amount¹	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Unsecured bond issues	(75 243)	(127 287)	(4 529)	(5 767)	(5 222)	(18 022)	(93 747)
Trade and other payables	(22 588)	(22 813)	(21 703)	(270)	(166)	(345)	(330)
Lease liabilities	(2 520)	(2 914)	(760)	(624)	(443)	(554)	(533)
Secured bank loans	(21)	(28)	(6)	(5)	(5)	(9)	(3)
Unsecured bank loans	(278)	(278)	(278)	-	-	-	-
Unsecured other loans	(122)	(159)	(27)	(94)	(20)	(8)	(10)
Bank overdraft	(17)	(17)	(17)	-	-	-	-
	(100 788)	(153 496)	(27 318)	(6 760)	(5 855)	(18 939)	(94 623)

Derivative financial liabilities
Equity derivatives	(5 035)	(5 035)	(5 035)	-	-	-	-
Foreign exchange derivatives	(66)	(66)	(66)	-	-	-	-
Cross currency interest rate swaps	(109)	(109)	(44)	(11)	-	(55)	-
Commodity derivatives	(67)	(67)	(67)	-	-	-	-
	(5 278)	(5 278)	(5 212)	(11)	-	(55)	-

Of which: related to cash flow hedges	(148)	(148)	(119)	(11)	-	(19)	-

1
“Carrying amount” refers to the net book value as recognized in the statement of financial position at each reporting date.

	31 December 2023
Million US dollar	Carrying amount¹	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Unsecured bond issues	(74 410)	(125 728)	(5 689)	(3 699)	(6 352)	(16 731)	(93 258)
Trade and other payables	(26 719)	(27 020)	(26 026)	(233)	(156)	(240)	(365)
Lease liabilities	(2 829)	(3 228)	(823)	(596)	(472)	(599)	(738)
Secured bank loans	(415)	(426)	(395)	(5)	(5)	(10)	(10)
Unsecured bank loans	(182)	(182)	(182)	-	-	-	-
Unsecured other loans	(314)	(364)	(200)	(109)	(28)	(16)	(11)
Bank overdraft	(17)	(17)	(17)	-	-	-	-
	(104 886)	(156 965)	(33 331)	(4 642)	(7 013)	(17 597)	(94 383)

Derivative financial liabilities
Equity derivatives	(4 718)	(4 718)	(4 718)	-	-	-	-
Foreign exchange derivatives	(432)	(432)	(428)	-	(4)	-	-
Cross currency interest rate swaps	(174)	(174)	(24)	(34)	(13)	(103)	-
Commodity derivatives	(145)	(145)	(145)	-	-	-	-
	(5 469)	(5 469)	(5 316)	(34)	(16)	(103)	-

Of which: related to cash flow hedges	(542)	(542)	(494)	(34)	-	(14)	-
F)  FAIR VALUE
The following table summarizes the carrying amount and the fair value of the fixed rate interest-bearing financial liabilities as recognized in the statement of financial position. Floating rate interest-bearing financial liabilities, trade and other receivables and trade and other payables, lease liabilities and derivative financial instruments have been excluded from the analysis as their carrying amount is a reasonable approximation of their fair value.

Interest-bearing financial liabilities	30 June 2024		31 December 2023
Million US dollar	Carrying amount¹	Fair value	Carrying amount¹	Fair value

Fixed rate
US dollar	(49 099)	(48 947)	(49 917)	(52 268)
Euro	(23 268)	(22 296)	(20 379)	(19 796)
Pound sterling	(2 060)	(1 960)	(2 069)	(2 012)
Canadian dollar	(509)	(468)	(526)	(505)
Other	(367)	(360)	(558)	(554)
	(75 302)	(74 031)	(73 449)	(75 135)

1
“Carrying amount” refers to the net book value as recognized in the statement of financial position at each reporting date.

The table sets out the fair value hierarchy based on the degree to which significant market inputs are observable:

Fair value hierarchy 30 June 2024 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	-	9	-
Derivatives at fair value through profit and loss	-	11	-
Derivatives in a cash flow hedge relationship	19	353	-
Derivatives in a net investment hedge relationship	-	249	-
	19	622	-
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	297
Derivatives at fair value through profit and loss	-	5 044	-
Derivatives in a cash flow hedge relationship	34	115	-
Derivatives in a fair value hedge relationship	-	43	-
Derivatives in a net investment hedge relationship	-	42	-
	34	5 244	297

Fair value hierarchy 31 December 2023 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	-	9	-
Derivatives at fair value through profit and loss	-	51	-
Derivatives in a cash flow hedge relationship	28	381	-
Derivatives in a net investment hedge relationship	-	89	-
	28	530	-
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	741
Derivatives at fair value through profit and loss	-	4 736	-
Derivatives in a cash flow hedge relationship	18	524	-
Derivatives in a fair value hedge relationship	-	10	-
Derivatives in a net investment hedge relationship	-	181	-
	18	5 451	741
There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities during the period. Movements in the fair value “level 3” category of financial liabilities, measured on a recurring basis, are mainly related to the settlement and remeasurement of deferred consideration from prior years acquisitions and the put option as described below
.
Non-derivative
financial liabilities
As part of the 2012 shareholders agreement between Ambev and ELJ, following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a forward-purchase contract (combination of a put option and purchased call option) was put in place which may result in Ambev acquiring additional shares in CND. In July 2020, Ambev and ELJ amended the Shareholders’ Agreement to extend their partnership and change the terms and the exercise date of the call and put options. On 31 January 2024, ELJ exercised its put option to sell to Ambev approximately 12% of the shares of CND for a net consideration of 0.3 billion US dollar. The closing of the transaction resulted in Ambev’s participation in CND increasing from 85% to 97%. ELJ currently holds 3% of CND and the remaining put option is exercisable as from 2026. As at 30 June 2024, the put option on the remaining shares held by ELJ was valued at 170m US dollar (31 December 2023: 577m US dollar) and recognized as a deferred consideration on acquisitions at fair value in the “level 3” category above.

20.	Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other
In the
six-month
period ended 30 June 2024, there were no significant changes in collateral and contractual commitments. The commitments to purchase property, plant and equipment decreased from 641m US dollar as of 31 December 2023 to 629m US dollar as of 30 June 2024.

21.	Contingencies
The company has contingencies related to legal proceedings and tax matters arising in the normal course of its business. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev’s management cannot at this stage estimate the likely timing of resolution of these matters.
The most significant contingencies are discussed below. Amounts have been converted to US dollar at the closing rate of the respective period.
AMBEV TAX MATTERS
As of 30 June 2024 and 31 December 2023, AB InBev’s material tax proceedings are related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	30 June 2024	31 December 2023

Income tax and social contribution	11 825	13 141
Value-added and excise taxes	4 802	5 528
Other taxes	881	953
	17 508	19 622
The most significant tax proceedings of Ambev are discussed below.
Ambev and its subsidiaries have insurance guarantees and letters of guarantee for certain legal proceedings, which are presented as guarantees in civil, labor and tax proceedings.
INCOME TAX AND SOCIAL CONTRIBUTION
Foreign Earnings
Since 2005, Ambev and certain of its subsidiaries have been receiving assessments from the Brazilian Federal Tax Authorities relating to the profits of its foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels in Brazil.
In 2022 and 2023, the Lower Administrative Court rendered favorable and partially favorable decisions to Ambev, some of which are still subject to appeal. The decisions cancelled part of the disputed tax assessments, recognizing the validity of the methodology adopted by Ambev with respect to the taxation of profits and the goodwill amortization of foreign subsidiaries. The tax authorities filed appeals regarding some of these decisions, which are pending judgment by the Upper Administrative Court. The remaining decisions are final and were resolved favorably to Ambev.
In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the tax credit, as well as favorable first-level decisions, which remain subject to review by the second-level judicial court.
In December 2023, Ambev received a new tax assessment relating to the taxation of profits of foreign subsidiaries. Ambev filed a defense in January 2024 and the case awaits decision by the first-level administrative court.
The updated assessed amount related to this uncertain tax position as of 30 June 2024 as per IFRIC 23 is approximately 6.2 billion Brazilian real (1.1 billion US dollar). Ambev has not recorded any provision in connection therewith.
Goodwill InBev Holding
In December 2011, Ambev received a tax assessment related to the goodwill amortization in calendar years 2005 to 2010 resulting from the InBev Holding Brasil S.A. merger with Ambev. At the administrative level, Ambev received partially favorable decisions at both the Lower and Upper Administrative Court. Ambev filed judicial proceedings to discuss the unfavorable portion of the decisions of the Lower and the Upper Administrative Court and requested injunctions to suspend the enforceability of the remaining tax credit, which were granted.
In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar years 2011 to 2013 and filed a defense. Ambev received partially favorable decisions at the first-level administrative court and Lower Administrative Court. Ambev and the tax authorities both filed Special Appeals which were partially admitted by the Upper Administrative Court. For the unfavorable portion of the decision which became final at the administrative level, Ambev filed a judicial proceeding requesting an injunction to suspend the enforceability of the remaining tax credit, which was granted.
In April 2023, Ambev received a partially favorable decision at the Upper Administrative Court for the portion of the tax assessment which was subject to the Special Appeals filed by Ambev and the tax authorities. In June 2023, Ambev filed a judicial proceeding to appeal the unfavorable portion of the decision, which awaits judgment at the first-level judicial court.

The updated assessed amount related to this uncertain tax position as of 30 June 2024, as per IFRIC 23, is approximately 6.7 billion Brazilian real (1.2 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss. In the event Ambev is required to pay these amounts,
AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol as well as the related costs.
Goodwill Beverage Associate Holding (BAH)
In October 2013, Ambev received a tax assessment related to the goodwill amortization in calendar years 2007 to 2012 resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization in calendar years 2013 to 2014 and filed defenses. These matters were tried at the administrative level, with the Upper Administrative Court rendering partially favorable decisions to Ambev related to the qualified penalties and the statute of limitations for one of the calendar years under discussion. In January and June 2023, Ambev filed judicial proceedings to appeal the unfavorable portion of the decisions and received favorable decisions at the first-level judicial court. The tax authorities appealed these decisions in September 2023 and the matters await judgment at the second level judicial court.
The updated assessed amount related to this uncertain tax position as of 30 June 2024, as per IFRIC 23, is approximately 1.4 billion Brazilian real (0.3 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.
Goodwill CND Holdings
In November 2017, Ambev received a tax assessment related to the goodwill amortization in calendar years 2012 to 2016 resulting from the merger of CND Holdings into Ambev. The decision from the first-level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court. In February 2020, the Lower Administrative Court rendered a partially favorable decision to Ambev. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. In February 2024, Ambev presented a request to withdraw the Special Appeals filed, which was accepted by the Upper Administrative Court. As a result, the Lower Administrative Court’s initial partially favorable decision prevailed. Ambev filed judicial proceedings relating to the unfavorable portion of the decision and requested injunctions to suspend the enforceability of the remaining tax credit, which were granted.
In October 2022, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar year 2017. Ambev filed a defense and in October 2023 received an unfavorable decision from the first-level administrative court. Ambev has filed an appeal to the Lower Administrative Court.
The updated assessed amount related to this uncertain tax position as of 30 June 2024, as per IFRIC 23, is approximately 0.9 billion Brazilian real (0.2 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.
Goodwill MAG
In December 2022, CRBS S.A (a subsidiary of Ambev) received a tax assessment related to the goodwill amortization in calendar years 2017 to 2020, resulting from the merger of RTD Barbados into CRBS. Ambev filed a defense in January 2023. In November 2023, Ambev received a partially favorable decision from the first-level administrative court which reduced the qualified penalty applied to 100% (instead of 150% as initially charged). This decision is not final and is subject to review by the Lower Administrative Court. Ambev has filed an appeal to the Lower Administrative Court against the unfavorable portion of the decision.
The updated assessed amount related to this uncertain tax position as of 30 June 2024, as per IFRIC 23, is approximately 0.3 billion Brazilian real (0.1 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.
Ambev has continued to take the same deductions for the calendar years following the assessed periods (2021 to February 2022). Therefore, if Ambev receives similar tax assessments for this period, Ambev management believes the outcome would be consistent with the already assessed periods.
Disallowance of financial expenses
In 2015, 2016 and 2020, Ambev received tax assessments related to the disallowance of alleged non-deductible
expenses and the deduction of certain losses mainly associated with financial investments and loans. Ambev presented defenses and, in November 2019, received a favorable decision at the first-level administrative court regarding the 2016 case, which was confirmed by the Upper Administrative Court in April 2023.

In June 2021, Ambev received a partially favorable decision for the 2020 case at the first-level administrative court and filed an appeal to the Lower Administrative Court. In March 2023, Ambev received a favorable decision from the Lower Administrative Court, which fully canceled the tax assessment related to 2020, and this decision became final in May 2023. In June 2022, Ambev received a partially favorable decision at the first-level administrative court regarding the 2015 case and filed an appeal to the Lower Administrative Court. In April 2024, Ambev received a favorable decision from the Lower Administrative Court, which became final in July 2024.
The updated assessed amount related to this uncertain tax position as of 30 June 2024, as per IFRIC 23, is approximately 0.3 billion Brazilian real (0.1 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.
Disallowance of tax paid abroad
Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities, for calendar years as of 2007, related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at both the administrative and judicial levels. In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev in one of the cases (related to the 2010 tax period), which became definitive.
For the assessments related to the periods of 2015 and 2016, Ambev received unfavorable decisions at the Upper Administrative Court in three out of four tax asse
s
sments and filed an appeal to the first-level judicial court in November 2023 which awaits judgment. In July 2024, the Lower Administrative Court rendered a favorable decision to Ambev in a case related to calendar year 2012. Ambev awaits formal notification of this decision to assess any potential impacts on the probability of loss and take any additional necessary actions.
The other cases are still awaiting final decisions at both administrative and judicial courts.
In connection with the disallowance of tax paid abroad, additional tax assessments
were filed to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. As of December 2023, Ambev had received tax assessments charging such fines for calendar years 2015 to 2018. For the tax assessments related to the periods of 2015 and 2016, Ambev received unfavorable decisions from the first-level administrative court and filed appeals in connection therewith, which are pending judgment by the Lower Administrative Court. With respect to the tax assessments charging such isolated fines for calendar years 2017 and 2018, Ambev has filed defenses, which await judgment by the first-level administrative court.
In April 2024, Ambev received a new tax assessment charging isolated fines for calendar year 2019. Ambev has filed a defense in this case, which similar to the 2017 and 2018 cases, awaits judgment by the first-level administrative court.
The updated assessed amount related to this uncertain tax position as of 30 June 2024, as per IFRIC 23, is approximately 15.4 billion Brazilian real (2.8 billion US dollar). Ambev has not recorded any provision in connection therewith.
Ambev has continued to take the same deductions for the calendar years following the assessed periods (2018 to 2023). Therefore, if Ambev receives similar tax assessments for this period, Ambev management believes the outcome would be the same as those tax years already assessed.
Presumed Profit
In April 2016, Arosuco (a subsidiary of Ambev) received a tax assessment regarding the use of the “presumed profit” method for the calculation of income tax and the social contribution on net profits instead of the “real profit” method. In September 2017, Arosuco received an unfavorable first-level administrative decision and filed an appeal. In January 2019, the Lower Administrative Court rendered a favorable decision to Arosuco, which became definitive.
In March 2019, Arosuco received a new tax assessment regarding the same subject and filed a defense. In October 2019, Arosuco received an unfavorable first-level administrative decision and filed an appeal with the Lower Administrative Court. In February 2024, Ambev received a favorable decision and currently awaits formal notification of the decision to evaluate next steps.
The updated assessed amount related to this uncertain tax position as of 30 June 2024, as per IFRIC 23, is approximately 0.7 billion Brazilian real (0.1 billion US dollar). Arosuco has not recorded any provisions for this matter based on the probability of loss.
Deductibility of IOC expenses
In 2013, as approved in a Shareholders Meeting, Ambev implemented a corporate restructuring with the purpose of simplifying its corporate structure and converting into a single class of shares company, among other reasons. One of the steps of such restructuring involved a contribution of shares followed by the merger of shares of its controlled entity, Companhia de Bebidas das Américas, into Ambev. As one of the results of this restructuring, the counterpart register of the positive difference between the value of shares issued for the merger and the net equity value of its controlled entity’s share was accounted, as per IFRS 10/CPC 36 and ICPC09, in an equity account of Ambev referred to as carrying value adjustment.

As a result of this restructuring, since 2019, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the interest on capital (“IOC”) deduction in calendar years 2014 to 2021. The assessments refer primarily to the accounting and corporate effects of the restructuring carried out by Ambev in 2013 and its impact on the increase in the deductibility of IOC expenses.
In all of the cases the Company obtained partially favorable decisions at the first-level administrative court and filed appeals to the Lower Administrative Court. The appeals related to tax assessments involving calendar years 2014 and 2017 to 2021 await judgment by the Lower Administrative Court. The favorable portion of the decisions rendered by the first-level administrative court in these cases is subject to mandatory review by the Lower Administrative Court as well.
With respect to the tax assessment involving calendar years 2015 and 2016, in May 2024 Ambev obtained at the Lower Administrative Court an unfavorable decision on the merits under discussion, but favorable as it relates to the fines charged by tax authorities
, as the court decision cancelled the qualified penalties charged. Ambev awaits formal notification of this decision to analyze any applicable appeals at the administrative or judicial level.
The updated assessed amount related to this uncertain tax position as of 30 June 2024, as per IFRIC 23, is approximately 28.6 billion Brazilian real (5.1 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.
The uncertain tax position, as per IFRIC 23, continued to be adopted by Ambev as it also distributed or accrued IOC in the years following the assessed period
(2022-2023)
and deducted such amounts from its Corporate Income Taxes taxable basis. Therefore, in a scenario where the IOC deductibility would also be questioned for the period after 2021, on the same basis and arguments as the aforementioned tax assessments, Ambev management estimates that the outcome of such potential further assessments would be consistent with the already assessed periods.
In December 2023, Law No. 14,789/2023 (introduced in August 2023 as Provisional Measure No. 1,185), was enacted in Brazil, which changed the calculation basis for interest on equity effective as of 1 January 2024. As a result, effective as of 1 January 2024, the uncertain tax treatment, as per IFRIC 23, is limited only to Corporate Income Taxes calculated in accordance with rules and regulations in place prior to the enactment of Law No. 14,789/2023.
Disallowance on Income Tax deduction
In January 2020, Arosuco, a subsidiary of Ambev, received a tax assessment from the Brazilian Federal Tax Authorities regarding the disallowance of the income tax reduction benefit provided for in Provisional Measure
No. 2199-14/2001,
for calendar years 2015 to 2018, and an administrative defense was filed. In October 2020, the first-level administrative court rendered an unfavorable decision to Arosuco. Arosuco filed an appeal against the aforementioned decision.
In February 2024, the Lower Administrative Court rendered a partially favorable decision in favor of Arosuco recognizing its right to benefit from the income tax reduction. The unfavorable portion relates to the claim regarding a difference in the methodology for calculating the benefit and concerns approximately 20 million Brazilian real (4 million US dollar). The decision may still be appealed to the Upper Administrative Court by the tax authorities.
The updated assessed amount related to this uncertain tax position as of 30 June 2024, as per IFRIC 23, is approximately 2.7 billion Brazilian real (0.5 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.
This uncertain tax position, as per IFRIC 23, continued to be applied by Arosuco impacting calendar years following those assessed
(2019-2023)
in which it benefited from the income tax reduction provided for in Provisional Measure
No. 2199-14/2001.
In the event Arosuco is questioned on this matter for future periods, and on the same basis and arguments as the aforementioned tax assessment, Arosuco management estimates that the outcome of such potential further assessments would be consistent with the previously assessed periods.
ICMS VALUE ADDED TAX, EXCISE TAX (“IPI”) AND TAXES ON NET SALES
Manaus Free Trade Zone – IPI / Social contributions
In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt and/ or zero-rated
from excise tax (“IPI”) and social contributions (“PIS/COFINS”). With respect to IPI, Ambev’s subsidiaries have been registering IPI presumed tax credits upon the acquisition of exempted goods manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such credits.

Ambev and its subsidiaries have also been receiving charges from the Brazilian Federal Tax Authorities in relation to (i) federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits that are under discussion in these proceedings and (ii) PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev subsidiaries.
In April 2019, the Federal Supreme Court (“STF”) announced its judgment on Extraordinary Appeal No. 592.891/ /SP, with binding effect, deciding on the rights of taxpayers registering IPI excise tax presumed credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, Ambev reclassified part of the amounts related to the IPI cases as remote losses maintaining as possible losses only issues related to other additional discussions that were not included in the analysis of the STF. The cases are being challenged at both the administrative and judicial levels.
In April 2024, the Lower Administrative Court rendered an unfavorable decision to Arosuco, by a casting vote, regarding the PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev subsidiaries. However, this decision is not final and may be appealed by Arosuco.
Ambev management estimates the possible loss related to these proceedings to be approximately 6.6 billion Brazilian real (1.1 billion US dollar) as of 30 June 2024. Ambev has not recorded any provision in connection therewith.
IPI Suspension
In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both the administrative and judicial levels. In July 2022, Ambev received the first judicial decision on this matter; the decision was unfavorable to Ambev and it filed an appeal. In July 2023, the Federal Court rendered its decision on the appeal, annulling the first level decision and ordering the production of technical evidence as requested by Ambev in order to demonstrate the proper collection of IPI. The federal government has filed motions for clarification against this decision, which are pending judgment by the Federal Court.
In October 2022, the Upper Administrative Court rendered a partially favorable decision to Ambev in one of the cases related to this matter, which ordered a tax audit to determine the amount of the tax already effectively paid. In January 2024, Ambev was notified of the results of the tax audit, which were partially favorable to Ambev, reducing 98% of the amount alleged to be owed by Ambev in this case. Ambev has filed an appeal at the judicial level against the unfavorable portion of the decision, which is pending judgment.
Ambev management estimates the possible loss related to these assessments to be approximately 0.9 billion Brazilian real (0.2 billion US dollar) as of 30 June 2024. Ambev has not recorded any provision in connection therewith.
ICMS tax credits
In 2018 and 2021, Ambev received tax assessments from the States of Rio Grande do Sul and São Paulo charging alleged differences in ICMS due to the disallowance of credits arising from transactions with suppliers located in the Manaus Free Trade Zone. With regard to the assessment issued by the State of Rio Grande do Sul, Ambev received a favorable judgment at the second administrative level, which was amended by the third administrative level in favor of the tax authorities. Ambev has filed an appeal at the judicial level against the unfavorable portion of the decision. With respect to the assessments issued by the State of São Paulo, all were decided unfavorably to Ambev at the first administrative level, and Ambev has filed appeals at the second administrative level. In one of these cases, Ambev received an unfavorable decision from the second-level administrative authority, which is not final and has been appealed at a third-level authority.
Ambev management estimates the possible losses related to these assessments to be approximately 0.8 billion Brazilian real (0.1 billion US dollar) as 30 June 2024.
ICMS-ST
Trigger
Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant states, cases in which the state tax authorities contend that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels.
Ambev management estimates the total possible loss related to this issue to be approximately 11.1 billion Brazilian real (2.0 billion US dollar) as of 30 June 2024. Ambev has not recorded any provisions for this matter.
ICMS-PRODEPE
In 2015, in relation to the ICMS tax incentive program of the State of Pernambuco (PRODEPE), Ambev received tax assessments from the state regarding alleged differences in the ICMS tax collected relating to the rectification of errors in a handful of ancillary obligations included in Ambev’s tax filing. In 2017, Ambev received a final favorable decision recognizing the tax assessments were null due to formal errors. In September 2018, Ambev received a new tax assessment relating to the same ICMS differences. In June 2020, Ambev received a partially favorable decision at the first administrative level that recognized new formal errors in the tax assessment. The favorable portion of the decision became final in 2023. The second administrative level did not recognize Ambev’s appeal of the unfavorable portion of the decision, which was appealed to the judicial level in March 2024.

Ambev management estimates the total possible loss related to this issue to be approximately 0.8 billion Brazilian real (0.1 billion US dollar) as of 30 June 2024. Ambev has not recorded any provisions for this matter.
SOCIAL CONTRIBUTIONS
Since 2015, Ambev has received tax assessments issued by the Brazilian Federal Tax Authorities relating to PIS/COFINS amounts allegedly due over bonus products granted to its customers. The cases are being challenged at both the administrative and judicial levels. In 2019, 2020 and 2023, Ambev received final favorable decisions at the administrative level in some of these cases. In 2023, the Lower Administrative Court rendered favorable decisions to Ambev in two other cases
,
which are final. At the judicial level, one case is pending decision by the second level judicial court after the first-level judicial court rendered an unfavorable decision to Ambev.
Ambev management estimates the possible loss related to these assessments to be approximately 1.7 billion Brazilian real (0.3 billion US dollar) as of 30 June 2024. Ambev has not recorded any provisions for this matter.
AB INBEV’S TANZANIA TAX MATTERS
Tanzania Breweries Limited (“TBL”), a subsidiary of AB InBev in Tanzania, received a tax assessment for 850 billion Tanzanian shillings (0.3 billion US dollar) related to income tax on the alleged capital gain derived from the change in underlying ownership of TBL which the Tanzania Revenue Authority claims was more than 50% following the 2016 combination of SAB and AB InBev. TBL filed an appeal to the Tax Revenue Appeals Board. TBL believes that the assessment is without merit and will vigorously defend against the assessment. In accordance with IFRIC 23, no related provision has been made.
AB INBEV’S SOUTH AFRICAN TAX MATTERS
The South African Revenue Service (“SARS”) conducted an audit of AB InBev’s South African subsidiary, the South African Breweries (Pty) Ltd. (“SAB”), in relation to the 2017 repurchase of SAB’s equity stake in Coca-Cola Beverages Africa (Pty) Ltd (“CCBA”), the Coca-Cola bottling business in Africa, by CCBA and the related subscription for shares in CCBA by subsidiaries of The Coca-Cola Company (“TCCC”). The assessment from SARS claimed that SAB owed 6.4 billion South African Rand (0.3 billion US dollar) in taxes plus penalties and interest, which as at the time of assessment totalled 17.7 billion Rand (0.9 billion US dollar). The repurchase transaction also included an indemnity for certain tax liabilities of CCBA. CCBA notified SAB that CCBA had received an assessment from SARS for 8.9 billion Rand (0.5 billion US dollar). Both of these assessments were contested. Both disputes have now been resolved and SAB will pay 4.5 billion South African Rand (0.2 billion US dollar) in respect of these South African tax matters to SARS, of which 3.5 billion South African Rand (0.2 billion US dollar) have been paid as of 30 June 2024.
OTHER TAX MATTERS
In February 2015, the European Commission opened an
in-depth
state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities contacted the companies that had benefitted from the system and advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission’s decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. On 14 February 2019, the European General Court concluded that the Belgian excess profit ruling system does not constitute illegal state aid. The European Commission appealed the judgment to the European Court of Justice. The public hearing in the framework of the appeal proceedings took place on 24 September 2020 and AB InBev was heard as an intervening party.
On 3 December 2020, the Advocate General (AG) of the European Court of Justice presented her non-binding
opinion on the appeal procedure related to the 11 January 2016 opening decision, stating that, contrary to the 14 February 2019 judgment of the European General Court, the Belgian excess profit ruling system would fulfil the legal requirements for an “aid scheme”. In the initial European General Court judgment, the court limited itself to finding the Belgian excess profit rulings were not an “aid scheme”, but did not consider whether they constituted State aid. Consequently, the AG advised the European Court of Justice to refer the case back to the European General Court to review whether the Belgian excess profit rulings constitute State aid. On 16 September 2021, the European Court of Justice agreed with the AG and concluded that the excess profit ruling system constitutes an aid scheme and set aside the judgment of the European General Court. The case was referred back to the European General Court to decide whether the Belgian excess profit ruling system constitutes illegal State aid as well as the other remaining open issues in the appeal. On 20 September 2023, the European General Court upheld the European Commission’s decision. That judgment has been appealed by AB InBev and other parties to the European Court of Justice.

Following the initial annulment of the European Commission’s decision by the European General Court in 2019, the European Commission opened new state aid investigations into the individual Belgian tax rulings, including the one issued to AB InBev in September 2019, to remedy the concerns that had led to the annulment. These investigations relate to the same rulings that were the subject of the European Commission’s decision issued on 11 January 2016. AB InBev has filed its observations in respect of the opening decisions with the European Commission. On 28 October 2021, the European Commission stayed the new state aid investigations into the individual Belgian tax rulings pending final resolution of the case.
In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in favor of AB InBev and have refused the actual tax exemption which it confers. AB InBev has filed a court claim against such decision before the Brussels court of first instance which ruled in favor of AB InBev on 21 June 2019, and again on 9 July 2021 for subsequent years. The Belgian tax authorities appealed both judgments.
In January 2019, AB InBev deposited 68 million euro (74 million US dollar) on a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court cases, this amount will either be slightly modified, or released back to the company or paid over to the Belgian State. In connection with the European Court procedures, AB InBev recognized a provision of 68 million euro (74 million US dollar) in 2020.
CERBUCO BREWING ARBITRATION
Cerbuco Brewing Inc., (“Cerbuco”) a Canadian subsidiary of Ambev, owns a 50% equity ownership in Cerveceria Bucanero S.A. (“Bucanero”), a joint venture in Cuba. In 2021, Cerbuco initiated an arbitration proceeding at the International Chamber of Commerce (“ICC”), relating to the potential breach of certain obligations relating to the joint venture, with the terms of reference being formally executed in 2022. Depending on the outcome of the arbitration, there may be an impact on Cerbuco’s rights. As a result, Ambev’s ability to continue consolidating Bucanero into its financial statements may also be affected. The financial impact has not yet been ascertained, as it depends on the outcome of the arbitration.
PROPOSED CLASS ACTION IN QUEBEC
Labatt and other third-party defendants have been named in a proposed class action lawsuit in the Superior Court of Quebec seeking unquantified compensatory and punitive damages. The plaintiffs allege that the defendants failed to warn of certain specific health risks of consuming defendants’ alcoholic beverages. A sub-class
of plaintiffs further alleges that their diseases were caused by the consumption of defendants’ products. The proposed class action has not yet been authorized by the Superior Court.

22.	Related parties
There are no material changes in the company’s related party transactions during the six-month
period ended 30 June 2024 as compared to 31 December 2023
.

23.	Events after the reporting date
None.

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